As confidentially submitted to the Securities and Exchange Commission on June 15, 2026 as Amendment No.1 to the draft registration statement submitted on April 22, 2026. This Amendment No. 1 has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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SOURCE AGRIVENTURES INC.

(Exact Name of Registrant as Specified in Its Charter)

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Nevada	6500	93-1840803
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3064 Silver Sage Drive, Suite 150,
Carson City, Nevada, 89701, USA
Tel: (778) 707-0363
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Roopinder Mundi
Chief Executive Officer
Source Agriventures Inc.
3064 Silver Sage Drive, Suite 150,
Carson City, Nevada, 89701, USA
Tel: (778) 707-0363
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

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Copies of communications to:

Andrew Stewart Mehrnaz Jalali Cozen O’Connor World Trade Center 175 Greenwich Street 55th Floor New York, New York 10007 (236) 317-5567	Anthony W. Basch, Esq. Ziqian Wang, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 (804) 771-5700

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Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2026

PRELIMINARY PROSPECTUS

SOURCE AGRIVENTURES INC.

Common Stock

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This is the initial public offering of shares of common stock, par value $0.001 per share (“Common Stock”) of Source Agriventures Inc., a Nevada corporation, in the United States. We are offering an aggregate           shares of Common Stock in this offering. We currently estimate that the initial offering price will be between $          and $          per share. The actual public offering price per share will be determined between us and the underwriter at the time of pricing. The assumed initial public offering price used throughout this prospectus is for illustrative purposes only and may not be indicative of the final offering price.

Prior to this offering, there has been no public market for our shares as our Common Stock have not been listed on a stock exchange. We have applied to list our Common Stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “          ”. It is a condition to the closing of this offering that our Common Stock be approved for listing on Nasdaq, subject only to official notice of issuance. There can be no assurance that our listing application will be approved.

Investing in the Common Stock is highly speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Common Stock.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Please read the disclosures beginning on page iii of this prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (7%)(1)	$	$
Proceeds to the Company before expenses	$	$

(1)      Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriter. In addition, we have also agreed to issue to the Underwriter (as defined herein) certain warrant compensation in connection with the offering and to reimburse the Underwriter for certain expenses. For a description of the compensation to be received by the Underwriter, see “Underwriting” beginning on page 67.

We have granted the Underwriter an option to buy up to an additional           shares of Common Stock (representing 15.0% of the Common Stock sold in the offering) to cover over-allotments. The Underwriter may exercise this option at any time and from time to time for 30 calendar days after the closing of the offering (or the next trading day if the last such day is not a trading day). The Underwriter expects to deliver the Common Stock against payment on or about          , 2026.

Sole Book-Running Manager

AEGIS CAPITAL CORP.

The date of this prospectus is           , 2026.

i

About This Prospectus

This prospectus is a part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). You should rely only on the information contained in this prospectus. Neither we nor the underwriter have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you.

You should read this prospectus together with the additional information described below under the heading “Where You Can Find More Information” in this prospectus. We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. The information contained in this prospectus, or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of this offering, you should refer to the registration statement, including its exhibits.

As used in this prospectus, the terms “we”, “us” “our”, “Source Agriventures”, the “Company”, and “Source” refer to Source Agriventures Inc., a corporation incorporated pursuant to the laws of the state of Nevada, unless otherwise specified.

Presentation of Financial and Other Information

Our financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and are presented in United States dollars. Our consolidated financial statements may not be directly comparable to those of companies that apply different accounting standards.

In this prospectus, the terms “dollar” or “$” refer to United States dollars and the terms “C$” or “CAD” refer to Canadian dollars.

Trademarks

Source Agriventures Inc., the Source Agriventures Inc. logo and other trademarks or service marks of the Company appearing in this prospectus are the property of the Company or its subsidiaries. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 10-K following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Smaller Reporting Company

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains certain forward-looking statements. Forward-looking statements may include, but are not limited to, statements with respect to our business, strategy, operations and financial performance, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “aims”, “seeks”, “potential”, “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are based on various assumptions such as future business and property integrations remaining successful; favorable and stable general macroeconomic conditions, securities markets, legislation, taxation, controls, regulations and political or economic developments; the ability to continue raising the necessary capital to finance operations; and the availability of suitable investment opportunities and the Company’s ability to source, acquire, develop and monetize its farmland and related assets on commercially reasonable terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; significant capital requirements; the early-stage nature of our business; our limited operating history and ability to execute our business strategy; our ability to identify, acquire and profitably operate farmland assets; risks related to farmland values, leasing arrangements and tenant performance; regulatory, zoning, environmental and permitting risks; our ability to develop and monetize renewable energy, carbon credit and data center projects; risks associated with investments in early-stage Agricultural Technology businesses; dependence on key personnel and third-party relationships; technology; cybersecurity risks; and the impact of climate change, weather conditions and water availability on our operations, as well as those factors discussed in the heading “Risk Factors” in this prospectus. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this prospectus and we disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Prospectus Summary

Overview of Our Business

Source Agriventures is an early stage farmland-focused real asset and sustainable agriculture company that seeks to generate long-term value by combining high-quality agricultural real estate with regenerative farming, clean-energy development and strategic agricultural technology investments. Source Agriventures has a limited operating history: We currently own and operate one farming property and plan to acquire more, as part of a broader operational strategy that will include a number of business verticals. Our business is built on the belief that farmland is a scarce, essential and increasingly valuable resource, and that the next generation of agricultural land ownership will be driven not only by crop production, but also by improved land stewardship, diversified revenue streams and the integration of modern technology that are combined to increase return on investment.

A part of our strategy is the acquisition and long-term ownership of productive farmland in the Midwest and the Sun Belt regions of the United States, which is then leased to experienced operators through structured arrangements designed to produce stable and recurring rental income. Our goal is to partner with tenant farmers and encourage the adoption of regenerative practices such as reduced tillage, optimized fertilizer use and cover cropping. We seek to enhance soil health and long-term productivity while positioning properties that we acquire to generate additional value through the sale of carbon credits. These practices support both environmental resilience and the emerging economics of carbon sequestration, which we believe represent a significant opportunity for forward-looking farmland owners. To date, our leasing activity has been limited to leasing a single piece of land, and we have not begun any carbon sequestration or sale activities.

In addition to traditional agricultural leasing, our business strategy utilizes a multi-faceted approach to monetize the same farmland parcels through the co-location of renewable energy projects and artificial intelligence (“AI”) data centers. Many U.S. farming regions are well-suited for solar arrays, wind turbines and, in certain cases, small modular reactor technology, due to their large parcels of open land, favorable topography and proximity to transmission infrastructure. By partnering with established renewable energy developers, or by selectively investing in energy infrastructure ourselves, we seek to generate incremental recurring revenues that are not correlated to agricultural commodity cycles. This dual-use model allows farmland to produce both agricultural output and long-duration energy-related revenue, enhancing overall return on investment while supporting the transition to clean energy. Currently, we have a strategic lease agreement with a third party to install wind turbines and wind turbine infrastructure on our sole agricultural property. However, to date, we have not entered into any arrangements or engaged in efforts to develop AI data centers on the property.

Beyond farming and renewable energy projects, we also focus on the long-term potential of agriculture-aligned technological solutions. We make strategic investments in Agricultural Technology (“AgTech”) companies that are developing tools intended to increase crop yields, improve water efficiency, reduce chemical dependence and strengthen long-term farmland performance. These investments give us insight into emerging innovation across the agricultural value chain and allow us to support technologies that may be deployed on our own properties. Over time, as the demand for compute-intensive technologies accelerates, we also see potential for select farmland sites to support the development of modular, energy-intensive AI data centers, particularly where on-site renewable energy resources can be integrated to help meet power requirements.

Our overall vision is to build a diversified agricultural real estate platform that intersects the food and energy supply chains. We aim to acquire farmland with strong underlying fundamentals, improve those assets through sustainable farming and soil-enhancing methods, develop renewable energy and carbon-sequestration opportunities where feasible, and utilize AgTech and potential AI-infrastructure innovations to increase long-term land value. By operating across these complementary verticals, we seek to create a portfolio that delivers stable cash flows, potential capital appreciation and exposure to several high-growth sectors that are fundamentally linked to global sustainability trends.

Although the ultimate outcome of our multi-faceted strategy cannot presently be determined due to our limited operating history, limited financial and operational resources and because they are contingent on future events and matters, we believe our approach positions us to benefit from several structural tailwinds affecting the agricultural economy, including declining farmland supply, a generational transition in farm ownership, increasing food demand, heightened interest in sustainable agriculture and growing investment in clean energy infrastructure. By creating business segments that serve these aspects of the agricultural industry within a single company, Source Agriventures aims to become a differentiated participant in the North American agricultural ecosystem, combining traditional farmland stability with modern innovation and multi-source value creation.

Corporate Information

Source Agriventures was incorporated in the State of Nevada under the Nevada Business Corporations Act, on May 30, 2023. Our head office is located at 540 5th Avenue SW, Suite 1410, Calgary, Alberta T2P 0M2, Canada and our registered and records office is located at 3064 Silver Sage Drive, Suite 150, Carson City, Nevada 89701 USA. Our telephone number is (778) 707-0363.

In August 2025, we changed our name from “Source Agriculture Corp.” to “Source Agriventures Inc.”

Organizational Structure

Source Agriventures is a single entity organization with no subsidiaries or significant interests in any other legal or structured entities.

Summary Risk Factors

Our business is subject to a number of risks which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our shares. These risks include but are not limited to the following:

•        We have not reached profitability and currently have negative operating cash flows.

•        Our ability to operate effectively could be impaired if we fail to retain or recruit key personnel.

•        We have a very limited operating history and have not demonstrated an ability to acquire or profitably operate a farmland-focused real asset platform at scale.

•        Tariffs, trade restrictions and other governmental actions could adversely affect the profitability of our tenants and, indirectly, the value and returns of our farmland investments.

•        Global economic conditions, including elevated levels of inflation and supply chain disruptions, could materially and adversely affect our and our tenants’ operations.

•        We may not be able to identify and acquire suitable farmland properties on acceptable terms.

•        We may acquire farmland that is subject to title defects, boundary disputes, easements, encroachments, liens or other encumbrances, which could adversely affect our ownership rights, development plans or property values.

•        Zoning laws, land-use restrictions and permitting requirements may prevent us from developing renewable energy projects, installing data centers, or pursuing other higher-value uses of farmland that we acquire.

•        Our farmland leasing strategy exposes us to tenant-related risks, including default, non-renewal, declining crop yields and changes in commodity prices.

•        We may be unable to renew leases or re-lease properties as leases expire.

•        Farmland values and rental rates are subject to fluctuations outside of our control.

•        We may from time to time be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

•        The success of our carbon credit strategy depends on the adoption of regenerative farming practices by our tenant farmers, which we do not control.

•        Carbon credits carry significant risk due to uncertainty.

•        Renewable energy development and AI data center development are each highly regulated and subject to zoning, environmental and permitting risks that may prevent or delay project development.

•        We may not successfully develop, install or monetize renewable energy projects on farmland that we acquire.

•        Investments in early-stage AgTech businesses are risky, speculative and may result in a total loss of capital.

•        Any significant limitation or failure of our technology systems, or of our third-party vendors’ technology systems, or any security breach of our information and cyber security infrastructure, software applications, technology or other systems that are critical to our operations could interrupt or damage our operations and result in material financial loss, regulatory violations, reputational harm or legal liability.

•        We face significant competition across each of our proposed business verticals, which could adversely affect our ability to execute our strategy and achieve profitability.

•        Our operations are subject to extensive agricultural, land use and environmental regulation, which could increase costs, limit permissible uses of properties we may acquire and materially adversely affect our business.

•        Our renewable energy, carbon credit and potential data center initiatives are subject to complex and uncertain regulatory frameworks that could delay or prevent projects and reduce anticipated economic benefits.

•        Our business is subject to seasonality and cyclical conditions inherent in the agricultural industry, which may cause variability in our results of operations.

•        We may not have adequate insurance coverage to protect against all potential losses, which could adversely affect our financial condition.

•        Our strategy depends on maintaining strong relationships with third-parties such as farmers, renewable energy developers, engineering firms, and carbon credit partners, and disruptions to these relationships may materially impact our business.

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

•        Our strategy of developing data centers on properties that may also be used for agricultural purposes could create operational challenges and increase costs.

•        Although we do not believe that the Company is, or will be, considered an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), if the Company were nevertheless deemed to be an investment company, it could be required to institute burdensome compliance requirements and its activities could be restricted.

•        Conflicts of interest may arise due to our directors and officers serving, or serving in the future, as directors and officers of other companies.

•        Our operations and business may be significantly impacted by adverse weather conditions, climate change and other environmental risks.

•        Environmental contamination on properties we acquire could require significant remediation costs and reduce our ability to use or monetize those properties.

•        Farmland properties that we acquire may be affected by water scarcity, water-rights restrictions or changes in water availability caused by drought, regulation, climate change, or the downstream impacts of AI data centers.

•        You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

•        Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

•        We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

•        We will incur increased costs as a result of operating as a U.S. public reporting company, and our management is required to devote substantial time to new compliance initiatives.

•        We have no operating experience as a publicly traded company in the United States and any failure to maintain effective internal controls over financial reporting could adversely affect our business and the market price of our Common Stock.

•        Our inability to comply with the continued exchange listing requirements could result in our Common Stock being delisted, which could affect the market price and liquidity of our Common Stock and reduce our ability to raise capital.

The Offering

Securities Offered By Us	shares of Common Stock (plus an additional shares of Common Stock if the Underwriter exercises their option to purchase additional Common Stock, in full).
Underwriter’s Option

We have granted the Underwriter an option, exercisable for 30 days (of the next trading day in the event the last such date is not a trading day) after the closing of the offering, to purchase up to an additional             shares of Common Stock (representing 15.0% of the total number of shares of Common Stock to be offered by the Company in the Offering) at the initial public offering price, less underwriting discounts.

Price Per Share	We currently estimate that the initial public offering price will be in the range of $ to $ per share.
Common Stock Outstanding Prior To Completion Of This Offering	20,788,000 shares of Common Stock.
Common Stock Outstanding Immediately After This Offering	shares of Common Stock, or shares of Common Stock if the Underwriter exercises their option to purchase additional Common Stock, in full.
Symbol And Listing

We have applied for listing of our shares on Nasdaq under the symbol “            ”. The closing of this offering is conditioned upon our Common Stock being approved for listing on Nasdaq, subject only to official notice of issuance. No assurance can be given that our listing application will be approved.

Transfer Agent	Odyssey Transfer and Trust Company
Use Of Proceeds

We intend to use the proceeds from this offering to advance our business and growth strategy, including the acquisition of farmland to scale our portfolio, the development of monetization opportunities on farmland we acquire, sales and marketing initiatives, investor relations and capital markets efforts, and for general corporate and working capital purposes. See “Use of Proceeds” on page 21 for more information.

Lock-Up

All of our directors, executive officers and employees and stockholders of 10% or more of our outstanding Common Stock have agreed with the underwriter, subject to certain exceptions, not to sell, offer, pledge or otherwise dispose of any of our securities for 6 months from the closing of the offering, without the prior written consent of the underwriter. We have agreed to the same restrictions for the same period.

See “Underwriting” beginning on page 67 for more information.

Underwriter’s Warrants

Upon closing of the offering, the Company has agreed to issue to the Underwriter, or its designees, warrants (the “Underwriter’s Warrants”) to purchase            shares of Common Stock (5.0% of the Common Stock sold in this offering, excluding the over-allotment option), as a portion of the underwriting compensation payable in connection with this offering and the shares of Common Stock issuable upon exercise of the Underwriter’s Warrants. The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the five (5) years commencing on the commencement of sales in the offering at an exercise price equal to 125% of the public offering price of the shares. Please see “Underwriting — Underwriter’s Warrants” for a description of these warrants.

Risk Factors	Investing in our Common Stock involves a high degree of risk. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our Common Stock.

____________

(1)      The number of shares of Common Stock shown above to be outstanding after this offering is based on 20,788,000 shares of Common Stock issued and outstanding on a non-diluted basis as of the date of this prospectus. In addition to the number of shares of Common Stock outstanding as of the date of this prospectus, we have reserved 265,300 shares of Common Stock issuable upon exercise of outstanding share purchase warrants.

Summary Financial Information

The following tables set forth selected financial information for the Company. The selected financial information has been derived from, and is qualified by, the Company’s audited financial statements, unaudited interim financial statements, and corresponding management’s discussion and analysis for the years ended December 31, 2025 and 2024, and the three months ended March 31, 2026 and 2025. The following information should be read in conjunction with those financial statements and the accompanying notes, and management’s discussion and analysis included elsewhere in this Prospectus.

The selected financial information set out below may not be indicative of the Company’s future performance.

	Year Ended December 31		Three Months Ended March 31
Statement of Operations and Comprehensive Loss	2025	2024	2026	2025
Revenue	$75,878	$59,171	$18,665	$17,751
Total operating expenses	$(309,833)	$(245,553)	$(80,056)	$(41,243)
Operating loss	$(233,955)	$(186,382)	$(61,391)	$(23,492)
Other Income (expenses)	$56,427	$82,038	$(953)	$16,036
Net loss and comprehensive loss	$(177,528)	$(104,344)	$(62,344)	$(7,456)
Balance Sheet	December 31, 2025	March 31, 2026	March 31, 2026 Pro Forma As Adjusted
Cash	$1,849,453	$1,771,065	$
Total assets	5,304,365	$5,267,158
Total liabilities	203,901	$229,038
Total stockholders’ equity	5,100,464	$5,038,120

Risk Factors

Investing in our Common Stock involves a high degree of risk. Before investing in our Common Stock, you should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes. In addition, we may face additional risks and uncertainties not currently known to us, or which as of the date of this Registration Statement we might not consider significant, which may adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business

We have not reached profitability and currently have negative operating cash flows.

For the year ended December 31, 2025, we reported a net loss of $177,528, bringing our accumulated deficit to $326,519.

We have minimal revenues and expect significant increases in costs and expenses as we invest in expanding our acquisition of farmland and investments in AgTech businesses. Even if we are successful in increasing revenues from our leasing and partnerships, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, increased land costs, increases in our general and administrative expenses, and a reduction in our rental income due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

Our ability to operate effectively could be impaired if we fail to retain or recruit key personnel.

Currently, we have entered into a consulting arrangement with our current Chief Executive Officer and have only one employee, our Chief Financial Officer. The success of our business is highly dependent on these individuals and our ability to attract, retain and motivate skilled employees across operations, product development, research, technology, sales and marketing. The market for these individuals is extremely competitive and is likely to become more so as additional investment management firms enter the AgTech industry and as the market continues to develop.

Our compensation methods may not enable us to recruit and retain required personnel. For example, price volatility in our Common Stock may impact our ability to effectively use equity grants as an employee compensation incentive in the future. Also, we may need to increase compensation levels, which would decrease our net income and increase our expenses. If we are unable to retain and attract key personnel, it could have an adverse effect on our business and future growth.

We have a very limited operating history and have not demonstrated an ability to acquire or profitably operate a farmland-focused real asset platform at scale.

We are an early-stage business with very limited operating history and have acquired only one agricultural property to date. Our business model contemplates acquiring additional farmland, leasing it to farmers, installing renewable energy projects and data centers, selling carbon credits, and investing in AgTech companies. While we have entered into a lease agreement to install a renewable energy project on our single agricultural property and have invested in several AgTech companies, we have not completed installation of a renewable energy project, installed any data centers, or begun carbon sequestration or sale of carbon credits. Each of these activities requires significant capital, expertise and execution capabilities that we have not yet demonstrated at scale. If we are unable to successfully source and acquire suitable farmland, negotiate favorable lease terms, and develop additional monetization opportunities on the land, our growth will be significantly limited which will affect our ability to reach profitability in the future.

Tariffs, trade restrictions and other governmental actions could adversely affect the profitability of our tenants and, indirectly, the value and returns of our farmland investments.

Although we do not intend to operate farms that we acquire or sell agricultural products, the profitability of our tenant farmers who lease and operate our farmland may be materially affected by tariffs, trade restrictions, quotas, sanctions, retaliatory trade measures and other governmental actions affecting agricultural commodities, inputs and equipment. Tariffs and other trade restrictions may reduce demand for U.S. agricultural exports, depress commodity prices, increase price volatility or limit access to certain foreign markets. In addition, tariffs on imported agricultural inputs, including fertilizer, seed, fuel, chemicals, machinery, replacement parts and irrigation equipment, may increase operating costs for farmers. Higher input costs or lower commodity prices could reduce the profitability, liquidity and financial stability of our tenants, which may, in turn, impair their ability or willingness to pay rent, renew leases, make improvements to leased land or continue farming operations on properties we acquire.

Adverse trade policies may also influence farmers’ crop selection, planting decisions and capital investment strategies, which could affect the long-term productivity, sustainability and marketability of our farmland assets. This may also impact our carbon sequestration initiatives, as certain crops with high carbon sequestration value may be impacted by tariffs and become too expensive to cultivate. In some cases, sustained or severe tariff-related impacts could result in tenant defaults, requests for rent concessions, early lease terminations, increased vacancy periods or the need for us to re-tenant farmland on less favorable terms.

Prolonged trade disputes or retaliatory tariffs may have broader negative effects on rural economies, agricultural lending markets and farmland values. Even if our lease agreements provide for fixed or minimum rental payments, a widespread or prolonged decline in tenant profitability could reduce demand for leased farmland or place downward pressure on rental rates and land valuations, which could adversely affect our revenues, cash flows, asset values and returns to investors.

Any of the foregoing factors, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and ability to achieve our investment objectives.

Global economic conditions, including elevated levels of inflation and supply chain disruptions, could materially and adversely affect our and our tenants’ operations.

General global economic downturns and macroeconomic trends, including heightened inflation, volatility in the capital markets, interest rate and currency rate fluctuations, the war in Ukraine and Middle East and other geopolitical tensions, changes in trade policies among nations that import and/or export agricultural products and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our tenant and future tenants’ crops and exacerbate some of the other risks that affect our business, financial condition and results of operations.

We may not be able to identify and acquire suitable farmland properties on acceptable terms.

Our growth strategy and success is dependent on our ability to acquire farmland, currently in the Midwest and the Sun Belt regions of the United States, that meets our underwriting standards, including soil quality, zoning, access to infrastructure, suitability for renewable energy installations, and tenant stability. Competition for fertile and high-quality farmland within the real estate market has increased, and prices have appreciated significantly. If the value of farmland continue to rise or competition for this land intensifies, we may be unable to secure properties on acceptable terms, which could limit our ability to scale and achieve our business objectives.

We may acquire farmland that is subject to title defects, boundary disputes, easements, encroachments, liens or other encumbrances, which could adversely affect our ownership rights, development plans or property values.

Although we conduct customary business and legal due diligence before acquiring farmland, issues such as unrecorded interests, conflicting surveys, adverse possession claims, mineral or water rights reservations, utility easements, restrictive covenants or previously unknown liens may not be identified in time. These issues may limit our ability to use the property as intended, impair the development of renewable energy projects, constrain carbon sequestration activities, reduce acreage available for farming, or require expensive legal proceedings to resolve. In some cases, defects in title may prevent us or our partners from securing financing, completing interconnection agreements, or obtaining required permits.

Zoning laws, land-use restrictions and permitting requirements may prevent us from developing renewable energy projects, installing data centers, or pursuing other higher-value uses of farmland that we acquire.

Zoning regulations in the United States are fragmented and each jurisdiction has unique zoning bylaws governing agricultural uses, renewable energy installations, utility-scale infrastructure, and industrial or technological development. Some counties restrict solar installations on prime farmland, limit wind-turbine siting due to noise or visual impacts, or prohibit nuclear-related infrastructure such as small modular reactors. Data centers may also be classified as industrial uses requiring zoning amendments. Obtaining zoning changes can be lengthy, expensive and politically contentious, with no guarantee of approval. Any inability to secure necessary zoning approvals could materially limit our revenue-diversification strategy.

Our farmland leasing strategy exposes us to tenant-related risks, including default, non-renewal, declining crop yields and changes in commodity prices.

The farmers who lease properties that we acquire may experience financial distress due to events within and outside of their control, such as weather events, poor harvests, input-cost inflation, commodity price volatility, labor shortages or other operational challenges. If a tenant fails to make rental payments, seeks to renegotiate lease terms, reduces planting activity, or vacates upon lease expiry, our rental income may decline, and we may incur unexpected costs to replace the tenant or maintain the farm.

We may be unable to renew leases or re-lease properties as leases expire.

When a lease expires, a tenant may elect not to renew it. If that occurs, we may not be able to lease the property on similar terms. The terms of renewal or re-lease may be less favorable than the prior lease. If we are unable to lease all or substantially all of our properties, or if the rental rates upon such re-leasing are significantly lower than expected rates, our cash generated may be adversely affected.

Farmland values and rental rates are subject to fluctuations outside of our control.

Although the value of agricultural land has historically shown resilience in the real estate market, values can decline due to drought, oversupply, water scarcity, regulatory changes, crop disease, interest rate increases, commodity price weakness and broader economic conditions. Any decrease in farmland values could negatively impact our balance sheet, reduce our borrowing capacity, or result in impairment charges.

We may from time to time be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

Third parties may assert against us alleged patent, copyright, trademark or other intellectual property rights to intellectual property that is important to our business. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may divert the efforts and attention of our management from our business. As a result of such intellectual property infringement claims, we could be required or otherwise decide that it is appropriate to:

•        pay third-party infringement claims;

•        discontinue selling the particular funds subject to infringement claims;

•        discontinue using the processes subject to infringement claims;

•        develop other intellectual property or products not subject to infringement claims, which could be time-consuming and costly or may not be possible; or

•        license the intellectual property from the third party claiming infringement, which license may not be available on commercially reasonable terms.

The occurrence of any of the foregoing could result in unexpected expenses, reduce our revenues and adversely affect our business and financial results.

The success of our carbon credit strategy depends on the adoption of regenerative farming practices by our tenant farmers, which we do not control.

We have not yet implemented our carbon credit strategy or sold any carbon credits. Our ability to generate and sell carbon credits relies on tenant-farmers adopting regenerative practices, such as cover cropping, reduced tillage and optimized fertilizer use, that increase carbon sequestration. Because we do not operate the farms directly, we must rely on tenants to implement and maintain these practices. If tenants fail to comply, do so inconsistently, or choose not to adopt such methods, we may be unable to generate carbon credits or realize expected revenues.

Carbon credits carry significant risk due to uncertainty.

Carbon credit markets are evolving, uncertain and subject to inconsistent regulation, which may limit our ability to monetize carbon credits. The U.S. voluntary carbon market and state-level carbon programs are fragmented, with varying verification standards, methodologies and pricing. Carbon credit values can fluctuate significantly, and regulatory scrutiny of carbon credit programs is increasing. If carbon market rules change, verification becomes more costly, or prices decline, the value of our carbon credit strategy could be materially reduced.

In addition, scientific, regulatory or market challenges may limit the amount of carbon our farmland can sequester. Carbon sequestration varies significantly based on soil type, climate, vegetation, water availability and farming practices. Scientific uncertainty and evolving methodologies may reduce the number of credits that can be verified. If carbon sequestration outcomes are lower than expected, projected revenues may not materialize.

We may not successfully develop, install or monetize renewable energy projects on farmland that we acquire.

Our business strategy contemplates installing or hosting wind turbines, solar facilities, and small modular reactor (“SMR”) projects. While we have entered into a lease agreement to install a renewable energy project on our single agricultural property, we have not completed installation of the renewable energy project. These projects require substantial capital, long development cycles, specialized expertise, and extensive permitting. There is no assurance that we or our partners will secure necessary approvals, grid interconnections, financing, or off-take agreements. If we are unable to develop renewable energy projects or they are delayed or abandoned, expected revenue streams may not materialize.

Renewable energy development and AI data center development are each highly regulated and subject to zoning, environmental and permitting risks that may prevent or delay project development.

Solar, wind, and SMR projects require numerous local, state and federal approvals. Communities may oppose the installation of visible or large-scale energy infrastructure. New regulations, permitting delays, or environmental restrictions, including wildlife protection requirements, could significantly increase costs or prohibit development on certain parcels of farmland.

SMR technology remains emerging and may not be commercially viable or permitted on agricultural land in some areas. SMRs are experimental in many jurisdictions, and regulatory frameworks remain undeveloped. There is no guarantee we will obtain required approvals or develop partnerships with experienced operators. Safety concerns, public opposition, cost overruns, or prohibition of nuclear installations in agricultural zones could prevent or limit SMR deployment.

In addition, various laws and governmental regulations governing internet-related services, related communications services, information technologies and the construction and location of AI data centers, and other critical infrastructure remain largely unsettled, even in areas where there has been some legislative action. Current and future laws and regulations relating to the construction and location of data centers could have an adverse effect on our business, as we are dependent on development of significant land areas within the data center business line. New laws may be introduced that may impact AI data centers, and that may be retrospective, in relation to environmental, land use and development regulations, which could negatively impact our operations or business plan.

Investments in early-stage AgTech businesses are risky, speculative and may result in a total loss of capital.

AgTech companies often have limited operating histories, unproven technologies, long development cycles and high failure rates. Their success depends on adoption by farmers, regulatory acceptance, capital availability and competitive dynamics.

The AgTech sector is rapidly evolving, and competing solutions may outperform or displace the technologies developed by companies in which we invest. If their technologies fail to achieve commercial adoption, or if better alternatives emerge, the value of our investment portfolio may decline.

Our minority investments in the AgTech companies we invest in provide limited control, and if these companies underperform, fail, or become insolvent, we may experience material losses and may not receive a return on investment, which will affect our financial position.

Any significant limitation or failure of our technology systems, or of our third-party vendors’ technology systems, or any security breach of our information and cyber security infrastructure, software applications, technology or other systems that are critical to our operations could interrupt or damage our operations and result in material financial loss, regulatory violations, reputational harm or legal liability.

We are dependent upon the effectiveness of our own, and our vendors’, information security policies, procedures and capabilities to protect the technology systems used to operate our business (including emerging technologies, such as AI programs), to protect the data that reside on or are transmitted through them and to maintain adequate internal controls. Information security risks for us and our third-party vendors have increased significantly in recent years, in part because of the proliferation of new technologies, including AI, the ubiquity of internet connections, and the increased sophistication and activities of threat actors. Although we and our third-party vendors take protective measures to secure information, our and our vendors’ technology systems have experienced cybersecurity threats and may still be vulnerable to unauthorized access, computer viruses or other events that could result in inaccuracies in our information or system disruptions or failures, which could materially interrupt or damage our operations. Technology is subject to rapid change and we cannot guarantee that our competitors may not implement more advanced technology platforms for their products, which could affect our business. Any inaccuracies, delays, system failures or breaches, or advancements in technology, and the cost necessary to address them, could subject us to client dissatisfaction and losses or result in material financial loss, regulatory violations, reputational harm or legal liability, which, in turn, could cause a decline in our earnings or stock price.

We face significant competition across each of our proposed business verticals, which could adversely affect our ability to execute our strategy and achieve profitability.

We operate in a highly competitive environment across each of our proposed business verticals, including farmland acquisition and leasing, renewable energy development on agricultural land, carbon credit generation, AgTech investments and potential technology-enabled infrastructure uses of farmland. Although we are not aware of any single competitor that competes with us across all aspects of our business, we face competition in each individual segment from companies with more established operating histories, greater financial resources, broader market recognition and larger portfolios.

In the farmland investment sector, we compete with privately held farmland investment platforms, crowdfunding and syndication vehicles, institutional investment managers and publicly traded farmland real estate investment trusts. These competitors may have greater access to capital, established sourcing networks, long-standing relationships with landowners and tenant farmers, and the ability to acquire properties at more favorable pricing or on more attractive terms than we are able to achieve. Increased competition for high-quality farmland assets could result in higher acquisition prices, lower expected returns or reduced availability of suitable properties, any of which could adversely affect our growth strategy and financial performance.

We also face competition from companies focused on AgTech, digital agriculture platforms and sustainability-related services, including providers of farm management software, data analytics, precision agriculture tools and carbon credit generation solutions. Many of these competitors have significant technological expertise, larger development teams, proprietary data sets and established customer relationships with growers, distributors and institutional partners. As a result, they may be better positioned to develop, commercialize and scale technology solutions, which could limit our ability to identify attractive AgTech investment opportunities, deploy technology effectively on properties we acquire or generate anticipated benefits from such initiatives.

In addition, competition for renewable energy development opportunities on agricultural land has increased as demand for clean energy infrastructure has grown. Renewable energy developers, landowners and other real estate platforms may compete with us to secure favorable sites, interconnection capacity, developer partnerships and long-term lease arrangements. These competitors may have greater experience navigating permitting, interconnection and regulatory processes or may be willing to accept lower returns, which could reduce the attractiveness or feasibility of renewable energy projects on properties we acquire.

Our business strategy also contemplates potential future uses of farmland for energy- and land-intensive infrastructure, including data-driven and technology-enabled applications. To the extent we pursue such opportunities, we would compete with industrial real estate developers, infrastructure funds and technology-focused operators that may possess substantially greater financial, technical and operational capabilities, as well as established relationships with utilities, regulators and end users.

Because we are an early-stage company with very limited operating history, only one agricultural property and limited personnel, we may be at a competitive disadvantage compared to larger, more established competitors. Our competitors’ ability to leverage scale, diversify risk, invest in technology, absorb losses or withstand adverse market conditions could materially impair our ability to compete effectively. If we are unable to compete successfully in one or more of our business segments, our ability to acquire assets, generate revenue, execute our growth strategy or achieve profitability could be materially and adversely affected.

Our operations are subject to extensive agricultural, land-use and environmental regulation, which could increase costs, limit permissible uses of properties we may acquire and materially adversely affect our business.

Our business is subject to a broad and evolving framework of federal, state and local laws and regulations governing agricultural land ownership and use, soil conservation, crop inputs, pesticide and fertilizer handling, water usage and environmental protection. These regulations apply to both our ownership of farmland and the activities conducted by our tenant farmers and other counterparties. Compliance with applicable requirements may increase operating costs, limit permissible uses of properties we may acquire or require us to modify our business practices, any of which could materially adversely affect our financial condition and results of operations.

State and local governments regulate zoning, land-use classifications and the extent to which farmland may be used for non-agricultural purposes. In many jurisdictions, farmland is subject to heightened protection, and certain uses may be restricted or prohibited altogether. Obtaining zoning changes, variances or conditional use permits may require discretionary approvals, public hearings and extended review processes. There can be no assurance that such approvals will be granted, or that they will be granted on acceptable terms or within anticipated timeframes. As a result, our ability to pursue certain development or value-enhancement strategies on properties we may acquire could be delayed, limited or prevented.

Our operations are also subject to environmental laws and regulations governing water quality, stormwater discharge, wetlands and habitat protection, air emissions, waste handling and the investigation and remediation of contamination. Compliance with these requirements may require permits, engineering controls, ongoing monitoring and reporting, and capital expenditures. In addition, farmland that we acquire may contain historical contamination, regardless of whether we caused such contamination, which could require remediation, restrict future uses of the property or result in liability under environmental laws. The discovery of environmental conditions could increase costs, delay operations or reduce the value of affected properties.

Environmental and agricultural regulations are subject to change and may be applied or interpreted differently across jurisdictions. Future legislative or regulatory developments, or changes in enforcement practices, could impose additional compliance obligations or restrict our operations in ways that we cannot presently predict. Any failure to comply with applicable agricultural or environmental laws could result in fines, penalties, enforcement actions or limitations on our activities, any of which could have a material adverse effect on our business.

Our renewable energy, carbon credit and potential data center initiatives are subject to complex and uncertain regulatory frameworks that could delay or prevent projects and reduce anticipated economic benefits.

Our business strategy includes leasing farmland for renewable energy development, pursuing regenerative agriculture practices intended to support carbon credit generation, and exploring potential future uses of farmland for energy-intensive or technology-enabled infrastructure, including data centers. Each of these initiatives is subject to distinct and complex federal, state and local regulatory regimes, which may materially affect their feasibility, timing and economic viability.

Renewable energy projects are subject to extensive permitting and regulatory requirements, including environmental assessments, wildlife and habitat studies, interconnection approvals, noise and setback regulations and other technical and safety standards. Permitting processes can be lengthy, costly and uncertain and are often influenced by public opposition, political considerations or changes in governmental policy. Delays, denials or additional conditions imposed in connection with required approvals could materially adversely affect the economics or timing of renewable energy projects on properties we acquire, or prevent such projects from proceeding altogether.

Our carbon credit initiatives depend on compliance with the rules, methodologies and verification standards of voluntary carbon market registries and any applicable state-level carbon programs. These frameworks require detailed soil sampling, measurement, verification, reporting and long-term monitoring. Changes in applicable standards, methodologies or regulatory oversight, or increased scrutiny of carbon credit markets, could reduce or eliminate our ability to generate or monetize carbon credits or increase compliance costs. Carbon credit markets remain subject to evolving regulation and market acceptance, and there can be no assurance that anticipated revenues from such initiatives will be realized.

If we pursue data center development or other energy-intensive infrastructure on portions of farmland we acquire, such projects would be subject to additional regulatory requirements, including industrial-use zoning restrictions, building and electrical codes, environmental review, water-use permitting and energy-capacity constraints imposed by utilities or public utility commissions. Requirements relating to fire suppression, energy consumption, waste heat management and water usage could materially affect project design, cost or feasibility. In certain jurisdictions, such uses may not be permitted on agricultural land at all.

Governmental regulation applicable to renewable energy, carbon markets and technology-related infrastructure continues to evolve, and future laws, regulations or interpretations could impose additional requirements, increase costs or restrict our ability to pursue these initiatives. Any inability to obtain or maintain required approvals, comply with applicable regulations or achieve anticipated economic benefits from these initiatives could materially and adversely affect our business, financial condition and results of operations.

We may not have adequate insurance coverage to protect against all potential losses, which could adversely affect our financial condition.

Under the terms of our lease arrangements, tenants are generally required to maintain liability and property damage insurance covering their use and occupancy of our properties. We also evaluate and maintain insurance coverage for certain risks, including general liability, property and environmental risks. However, there can be no assurance that such insurance coverage will be sufficient to cover all potential losses, that coverage will be available for all risks we may face, or that insurance will continue to be available on commercially reasonable terms. Losses not adequately insured against, or increases in insurance costs or deductibles, could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to seasonality and cyclical conditions inherent in the agricultural industry, which may cause variability in our results of operations.

The agricultural industry is inherently seasonal and cyclical. Agricultural production follows planting and harvest cycles that can result in fluctuations in revenue, operating expenses and cash flows throughout the year. As a result, our financial performance for any interim period may not be indicative of results for a full fiscal year, and period-to-period comparisons may be difficult.

Weather and climate variability, including droughts, floods, frosts and other extreme weather events, can materially affect crop yields, disrupt farming operations and increase operating costs. Adverse weather conditions may also negatively impact the financial condition of tenant farmers, which could affect their ability to meet lease obligations.

Commodity prices for agricultural products and input costs such as fuel, fertilizer and seed are subject to cyclical fluctuations driven by global supply and demand dynamics and energy market volatility. Sustained periods of low commodity prices or high input costs may reduce farm profitability and increase tenant financial stress. In addition, general economic conditions and changes in governmental policies, trade agreements, tariffs or agricultural subsidies may further contribute to cyclical volatility in the agricultural sector.

As a result of these seasonal, economic and regulatory factors, our operating results and cash flows may vary significantly from period to period, and adverse conditions affecting the agricultural industry could materially and adversely affect our business, financial condition and results of operations.

Our strategy depends on maintaining strong relationships with third-parties such as farmers, renewable energy developers, engineering firms, and Carbon Credit partners, and disruptions to these relationships may materially impact our business.

Our business relies on third-party partners to perform essential functions, including farming operations, adoption of regenerative practices, construction and maintenance of renewable energy projects, verification of carbon sequestration data, and technical work related to potential data-center development. These partners may face financial difficulties, supply-chain constraints, labor shortages, permitting delays, changing strategic priorities, or other challenges that affect their ability to meet contractual obligations. In addition, some partners may seek to renegotiate existing agreements, decline to renew contracts on acceptable terms, or terminate relationships altogether. If any key third-party fails to perform as expected or withdraws from a project, we could experience delays, increased costs, reduced revenue opportunities, or setbacks to our business and growth strategy. Such disruptions could materially and adversely affect our business, results of operations and long-term strategy.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards under Section 107 of the JOBS Act. Electing to use the phase-in periods permitted by such election may make it difficult to compare our financial statements to those of non-emerging growth companies that have opted out of the longer phase-in periods and who will comply with new or revised accounting standards.

We will cease to be an emerging growth company upon the earliest of:

•        the last day of the fiscal year during which we have total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

•        the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•        the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or

•        the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act.

We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our share price may be more volatile.

Conflicts of interest may arise due to our directors and officers serving, or serving in the future, as directors and officers of other companies.

Certain directors and officers of the Company also serve, or may serve in the future, as directors and/or officers of other companies, or have significant shareholdings in other companies, and consequently conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. There can be no assurance such conflicts of interests will be resolved to the benefit of the Company. However, any decision made by any of these directors and officers involving the Company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and our stockholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with, and subject to such other procedures and remedies under applicable state and federal laws.

Our strategy of developing AI data centers on properties that may also be used for agricultural purposes could create operational challenges and increase costs.

We are evaluating opportunities to develop AI data centers on portions of certain properties that we may acquire, including properties that may continue to be used for agricultural operations by tenant farmers.AI data centers require substantial infrastructure, including access to reliable electrical power, telecommunications connectivity and, depending on the cooling systems utilized, water resources. The development and operation of AI data centers may compete with agricultural operations for access to utilities and other resources, require modifications to existing farming activities, reduce the acreage available for cultivation or otherwise affect the use and operation of the underlying property.

In addition, the construction and operation of AI data centers may require significant capital expenditures, utility upgrades, permits, zoning approvals and other governmental authorizations. Actual or perceived impacts on water availability, energy usage, land use or environmental conditions could result in disputes with tenant farmers, opposition from local communities, regulatory scrutiny, project delays or increased costs. If we are unable to effectively manage these risks, our ability to develop and operate AI data centers, maintain productive relationships with tenant farmers or realize the anticipated benefits of our dual-use property strategy could be materially adversely affected.

Although we do not believe that the Company is, or will be, considered an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), if the Company were nevertheless deemed to be an investment company, it could be required to institute burdensome compliance requirements and its activities could be restricted.

A company that, among other things, is engaged primarily, or holds itself out or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities generally would be deemed an “investment company” under the Investment Company Act. In addition, a company that is not and does not hold itself out as being engaged primarily in such activities may nevertheless be deemed an investment company under the Investment Company Act if more than 40% of its total assets are deemed to be “investment securities.”

We are not in the business of buying and selling securities of other companies. Our strategy has involved investing in early stage AgTech companies, including Ascribe Bioscience, SwineTech and Hydrosat, on a non-controlling basis. We do not hold, and do not currently intend to acquire, controlling interests in any of these companies. As a result of these investments, it is possible that we could be deemed an “investment company” under the Investment Company Act; however, given the nature of our business operations, and based on our current business plan and asset composition, we do not believe that we are or will be subject to the Investment Company Act. The Company has not traded or sold any securities of other companies that it has acquired.

In order to avoid being regulated as an “investment company” under the Investment Company Act, unless an exclusion is available, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As of March 31, 2026, our “investment securities,” which include our holdings in Ascribe Bioscience, SwineTech and Hydrosat, comprise approximately 9% of our total assets, which is below the 40% threshold. We actively monitor our asset composition to maintain compliance with the Investment Company Act; however, there can be no assurance that the percentage of our assets that are deemed “investment securities” will not increase in the future. If the percentage of our holdings in “investment securities” were to exceed the 40% threshold, we could be deemed an “investment company” under the Investment Company Act.

If we are nevertheless deemed to be an “investment company” under the Investment Company Act, we may be subject to certain restrictions, including, but not limited to:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including, but not limited to:

•        registration as an investment company;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expenses for which we have not allotted and could materially adversely affect our business, financial condition and results of operations.

Risks Related to the Environment

Our operations and business may be significantly impacted by adverse weather conditions, climate change and other environmental risks.

Increasingly frequent and severe weather events such as droughts, prolonged heat waves, flooding, wildfires, hurricanes, and intense storms, pose material risks to our farmland assets, our tenants’ operations, and the viability of our broader business model. These environmental conditions can damage soil health, reduce crop yields, delay or shorten planting and harvest cycles, impair water availability, and increase operating and insurance costs for our tenants. As a result, tenant profitability may decline, leading to higher default risk, pressure to renegotiate lease terms, or reduced demand for farmland leases.

Beyond direct impacts on agricultural production, climate-related events may also affect the feasibility of our planned renewable energy projects, carbon credit generation, and potential data-center developments. For example, water scarcity or extreme heat may limit the ability to implement regenerative farming practices needed to produce carbon credits, while severe storms or wildfire risk may delay or increase the cost of installing renewable energy infrastructure. Long-term shifts in climate patterns could reduce the suitability of certain farms for profitable operations or diminish the market value of affected properties. Collectively, these environmental risks could materially and adversely affect our operations, business strategy, financial condition and results of operations.

Environmental contamination on properties we acquire could require significant remediation costs and reduce our ability to use or monetize those properties.

Agricultural properties may contain contaminants such as pesticides, herbicides, petroleum products, heavy metals or other regulated substances. In addition, any properties that include both agricultural operations and AI data centers may be affected by additional contaminants or other downstream environmental impacts as a result of such proximity. These may arise from historic farming practices, improper storage or disposal of chemicals, unpermitted tenant activities, or nearby industrial operations. Even if contamination occurred prior to our ownership, environmental laws may impose joint and several liability on us as the current landowner. Remediation obligations can be costly, time-consuming and may render portions of the farmland unusable. Contamination can also impede carbon sequestration outcomes, limit renewable energy development, reduce land values, or expose us to third-party claims.

Farmland properties that we acquire may be affected by water scarcity, water-rights restrictions or changes in water availability caused by drought, regulation or climate change.

Access to adequate irrigation and water infrastructure is essential to farmland productivity and to tenant profitability. Water scarcity, regardless of whether it is caused by drought cycles, aquifer depletion, extreme heat, or competing municipal or industrial use, may materially reduce crop yields and rental income. Further, regulatory bodies or local jurisdictions may impose restrictions on groundwater pumping, irrigation volumes or drawdown rates. A reduction in water availability may cause tenants to default on leases, require expensive water-efficiency investments, or materially reduce the value of the affected property.

Risks Related to the Offering

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of            shares of Common Stock at a public offering price of $            per share, excluding the exercise of the Underwriter’s option to purchase additional shares, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $            per share. In addition, you may experience further dilution if the Underwriter exercises its option to purchase additional shares. To the extent any warrants or options that we have issued are exercised, you will sustain future dilution. We may also acquire other assets or businesses by issuing equity, which may result in additional dilution to our stockholders.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the use of the net proceeds from any offering by us and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for the Company.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to raise additional capital through the issuance of debt or equity securities. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our Common Stock. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our Common Stock. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

We will incur increased costs as a result of operating as a U.S. public reporting company, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public reporting company, we anticipate that we will incur, particularly after we are no longer an “emerging growth company,” significant legal, accounting and other expenses that we did not incur as a private company not listed on any stock exchange. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC have imposed various requirements on U.S. public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We may have to hire additional accounting, finance, and other personnel to assist us with becoming a U.S. public reporting company, and our efforts to comply with U.S. public company reporting requirements, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We have no operating experience as a publicly traded company in the United States and any failure to maintain effective internal controls over financial reporting could adversely affect our business and the market price of our Common Stock.

We have no operating experience as a publicly traded company in the United States. Although the individuals who comprise our management team have experience managing companies, there is no assurance that the past experience of our management team will be sufficient to operate the Company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the SEC.

Following the completion of this offering, we will be required to establish, implement and maintain effective internal controls over financial reporting and disclosure controls and procedures. Failure to establish these controls, or any failure of these controls once established, could adversely affect our ability to accurately and timely report our financial results and comply with applicable securities laws and regulations. Management’s assessment of our internal controls over financial reporting may identify material weaknesses or other deficiencies that require remediation. Any actual or perceived weaknesses in our internal controls over financial reporting, the disclosure of such weaknesses, or, to the extent applicable, any attestation or report by our independent registered public accounting firm on management’s assessment of our internal controls, could adversely affect investor confidence and the market price of our Common Stock.

Our inability to comply with the continued exchange listing requirements could result in our Common Stock being delisted, which could affect the market price and liquidity of our Common Stock and reduce our ability to raise capital.

Our Common Stock have not yet been approved for listing on Nasdaq under the symbol “            ”. Upon completion of this offering, we will be required to meet certain qualitative and financial tests to maintain the listing of our Common Stock on Nasdaq. If we do not maintain compliance with continued exchange listing requirements within specified periods and subject to permitted extensions, our Common Stock may be recommended for delisting (subject to any appeal we would file). No assurance can be provided that we will comply with these continued listing requirements. If our Common Stock were delisted, it could be more difficult to buy or sell our Common Stock and to obtain accurate quotations, and the price of our Common Stock could suffer a material decline. Delisting would also impair our ability to raise capital.

Industry and Other Data

This prospectus contains industry, market, and competitive position data from our internal estimates and research, industry and general publications, research surveys, and studies conducted by third parties. Industry publications, studies, and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our internal data and estimates are based on information obtained from trade and business organizations and other contacts in the markets we operate and our management’s understanding of industry conditions.

The industry in which we operate is subject to risks and uncertainties due to various factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of Proceeds

We estimate that the net proceeds to us from our issuance and sale in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $            , assuming a public offering price per share of $            . If the underwriter’s over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            .

We intend to use the net proceeds from this offering, together with our existing resources, as follows:

•        % for the acquisition of farmland properties;

•        % for strategic investments in AgTech companies;

•        % for the progression and development of AI data centers on farmland properties we acquire;

•        % for our operating expenses for the next 12 months;

•        % for prospectus and listing-related expenses; and

•        % for other working capital.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering.

Dividends

We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our Common Stock in the foreseeable future.

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Capitalization

As at March 31, 2026, we had 20,788,000 shares of Common Stock issued and outstanding, and our authorized capital consisted of 2,000,000,000 shares of Common Stock with par value of $0.001 per share.

The table below sets forth the capitalization of the Company as at March 31, 2026 on an actual basis and on an as adjusted basis to give effect to the issuance of the aggregate of            shares of Common Stock under the offering.

	As at March 31, 2026
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
Cash and cash equivalents	$1,771,065		$
Total Assets	$5,267,158
Long-term Debt	$—
Total Liabilities	$229,038

Stockholders’ Equity
Common stock, $0.001 par value, 2,000,000,000 shares authorized; 20,788,000 issued and outstanding as at March 31, 2026	$20,788		$
Additional paid-in capital	$5,406,195		$
Accumulated deficit	$(388,863)		$
Total Stockholder’s Equity	$5,038,120
Total Liabilities and Stockholders’ Equity	$5,267,158		$

____________

(1)      The “Pro Forma, As Adjusted” column gives effect to the issuance of the aggregate of            shares of Common Stock at a public offering price of $            per share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses. The information included in the table is illustrative only.

Except as otherwise indicated, all information in this prospectus assumes:

•        no exercise of the over-allotment option;

•        no exercise of the Underwriter’s Warrants or outstanding share purchase warrants

Dilution

If you invest in the Common Stock offered in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of Common Stock and the adjusted net tangible book value per share of our Common Stock after this offering. As of March 31, 2026, our net tangible book value was approximately $5,038,120, or $0.2424 per share. Our net tangible book value per share is equal to total assets less intangible assets and total liabilities, divided by the number of our outstanding shares of Common Stock as of March 31, 2026. As adjusted net tangible book value dilution per share represents the difference between the amount per share paid by the new investors who purchase Common Stock in this offering and the as adjusted net tangible book value per share immediately after completion of this offering.

After giving effect to the assumed sale of            shares of Common Stock at an assumed public offering price of $            per share, excluding the exercise of the Underwriter’s option to purchase additional Common Stock, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2026 would have been approximately $            , or $            per share.            This represents an immediate increase of net tangible book value of approximately $            per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $            per share to purchasers of Common Stock in this offering.            The following table illustrates this per share dilution:

Public offering price per share	$
Net tangible book value per share as of March 31, 2026		$0.2424
Increase in net tangible book value per share attributable to new investors in this offering	$
Pro forma net tangible book value per share immediately after this offering	$
Dilution in net tangible book value per share to new investors in this offering	$

The table and discussion above are based on 20,788,000 shares of Common Stock outstanding as of March 31, 2026 and do not include 265,300 shares of Common Stock issuable upon exercise of outstanding share purchase warrants outstanding as of March 31, 2026.

Each $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution in net tangible book value per share to new investors in this offering by $            . assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma net tangible book value by $            per share and increase or decrease, as applicable, the dilution in net tangible book value per share to new investors by $            per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering to be determined at pricing.

In addition, the above discussion assumes no exercise by the Underwriter of its option to purchase additional shares. If the Underwriter exercises its option to purchase our Common Stock in full, the pro forma net tangible book value per share after this offering would be approximately $            per share, representing an increase in net tangible book value per share attributable to this offering of approximately $            and dilution in net tangible book value per share to investors in this offering of approximately $            , in each case assuming a public offering price of $            per share.

The above illustration of dilution in as adjusted net tangible book value per share to new investors participating in this offering assumes no exercise of outstanding options or warrants to purchase our Common Stock. The exercise of outstanding options and warrants having an exercise price less than the initial public offering price will increase dilution to new investors. In addition, we may choose to raise additional capital depending on market conditions, our capital requirements and strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

The following management’s discussion and analysis of financial condition and results of operations (this “MD&A”) should be read in conjunction with our audited financial statements and accompanying notes thereto for the fiscal years ended December 31, 2025 and 2024 (the “Annual Financial Statements”), and our unaudited interim financial statements and accompanying notes thereto for the three months ended March 31, 2026 and 2025 (the “Interim Financial Statements”). Our Annual Financial Statements and Interim Financial Statements have been prepared by management in accordance with U.S. GAAP and all amounts are expressed in United States dollars unless otherwise noted. Our accounting policies are described in Note 2 of our Annual Financial Statements.

This discussion and analysis below include forward-looking statements that are subject to risks, uncertainties and other factors described in the “Risk Factors” section that could cause actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future. We caution you to read the “Cautionary Note Regarding Forward-Looking Statements” section of this prospectus.

Overview

The Company is an early-stage agricultural real asset company focused on the acquisition, ownership and leasing of U.S. farmland to harness the ability to produce revenue from renewable energy and other non-agricultural uses of land. Since inception, the Company’s activities have been directed toward establishing its corporate and operating structure, raising equity capital, acquiring its initial farmland asset and entering into arrangements designed to generate stable rental income. Management views farmland as a long-duration real asset with the potential to support recurring cash flows and long-term value preservation, subject to market, regulatory and operational risks.

The Company currently derives substantially all of its revenue from rental income associated with a long-term operating lease on its Illinois farmland property, which is currently its only land holding. The Company retains ownership of the underlying land and has engaged third-party professionals to manage day-to-day farming operations. In addition to agricultural leasing, the Company has entered into a leasing agreement that may allow for incremental revenue opportunities related to non-agricultural land uses, including renewable energy development. These initiatives are intended to diversify potential revenue sources over time; however, many are subject to regulatory approvals, market conditions and third-party execution.

The Company has also made minority investments in a limited number of early-stage AgTech companies. These investments are not intended to generate near-term operating income and are accounted for at cost, less impairment, based on qualitative assessments performed each reporting period. Management considers these investments to be complementary to the Company’s farmland-centered strategy by providing insight into evolving agricultural practices and technologies, rather than a primary driver of current operating results.

Since inception, the Company has incurred operating losses and has funded its activities primarily through equity financings. Management expects operating expenses to continue as the Company evaluates additional farmland acquisition opportunities, maintains its existing asset, and supports administrative and compliance functions. The Company’s ability to execute its strategy and expand its asset base will depend on access to additional capital and is subject to risks and uncertainties common to early-stage real asset companies, including competition for suitable properties, tenant performance, financing availability, regulatory considerations and broader agricultural market conditions.

Results of Operations

We are an early-stage agricultural real asset company focused on the acquisition, ownership and leasing of farmland. To date, our operations have primarily consisted of acquiring our initial farmland asset, establishing our corporate structure and generating rental income from our Illinois farmland property. As a result, we have a very limited operating history, have not fully executed on our strategy to date, and any historical results may not be indicative of future performance as we continue to expand our asset base and build up additional business verticals.

Our revenues to date have been derived substantially from rental income under a long-term lease arrangement associated with our Illinois farmland property. In addition, we have generated interest income on cash and cash equivalents held in fixed-term deposits. We expect our revenue composition to evolve over time as we acquire additional farmland assets and pursue additional revenue opportunities such as renewable energy development.

Three months ended March 31, 2026 and 2025

Net Loss

During the three months ended March 31, 2026, we reported a net loss of $62,344 compared to $7,456 for the three months ended March 31, 2025. The increase in net loss was primarily attributable to higher professional fees associated with the expansion of our operations and increased compliance and reporting requirements.

Revenue

During the three months ended March 31, 2026, we had revenues of $18,665. During the three months ended March 31, 2025 we had revenues of $17,751. The increase in the first quarter of 2026 is due to the addition of the RWE Lease Agreement.

Operating Expenses

Legal and Accounting

During the three months ended March 31, 2026, we incurred a total of $60,237 in legal and accounting fees. During the three months ended March 31, 2025, we incurred a total of $23,214 in legal and accounting fees. The increase was primarily due to higher accounting, audit and professional fees associated with increased operational activity and preparation of audited annual and interim financial statements. These costs reflect the Company’s transition toward operating as a reporting entity and may not be indicative of future period-to-period increases, although we expect to continue to incur elevated professional fees as a public company.

General and Administrative

General and administrative expenses increased to $16,074 for the three months ended March 31, 2026, from $12,207 for the three months ended March 31, 2025. The higher expenses in the first quarter of 2026 were primarily attributable to an increase in management consulting fees, which was partially offset by the reversal of accrued expenses for which the Company negotiated a discount.

Salaries and management consulting fees increased to $16,449 for the three months ended March 31, 2026 from $7,280 for the three months ended March 31, 2025, primarily due to the commencement of the CEO Agreement with Mr. Mundi in April 2025. We expect personnel-related costs to increase as we continue to build out our operational and administrative infrastructure.

Years ended December 31, 2025 and 2024

Net Loss

During the year ended December 31, 2025, we reported a net loss of $177,528 compared to $104,344 for the year ended December 31, 2024. The increase in net loss was primarily attributable to higher professional fees associated with the expansion of our operations and increased compliance and reporting requirements.

Revenue

During the year ended December 31, 2025, we had revenues of $75,878. During the year ended December 31, 2024, we had revenues of $59,171. The increase in 2025 is due to the Company only acquiring the Illinois Farm part way through the 2024 financial year, in March 2024. Accordingly, the increase in revenue was driven by increased period of ownership (volume of rental days) rather than changes in pricing.

Interest Income

During the year ended December 31, 2025, the Company recognized a total of $28,584 in interest income. During the year ended December 31, 2024, the Company recognized a total of $82,404 in interest income. Interest income is primarily earned on fixed term deposits and varies based on the interest rate, amount deposited and timing of maturity. The decrease was primarily due to lower average cash balances and/or changes in interest rates and timing of maturities of fixed-term deposits. Interest income is not expected to be a primary component of our long-term operating results and may fluctuate based on cash available for investment and prevailing market interest rates.

Operating Expenses

Legal and Accounting

During the year ended December 31, 2025, we incurred a total of $183,516 in legal and accounting fees. During the year ended December 31, 2024, we incurred a total of $91,105 in legal and accounting fees. The increase was primarily due to higher accounting, audit and professional fees associated with increased operational activity and preparation of audited financial statements. These costs reflect the Company’s transition toward operating as a reporting entity and may not be indicative of future period-to-period increases, although we expect to continue to incur elevated professional fees as a public company.

General and Administrative

General and administrative expenses decreased to $108,050 for the year ended December 31, 2025, from $143,987 for the year ended December 31, 2024. The higher expenses in 2024 were primarily attributable to one-time filing and registration fees with the SEC and marketing and promotional expenses related to a proposed Regulation A offering that was not completed.

Salaries and management consulting fees increased to $51,626 in 2025 from $6,362 in 2024, primarily due to the commencement of compensation accruals in the fourth quarter of 2024. We expect personnel-related costs to increase as we continue to build out our operational and administrative infrastructure.

Significant Factors Affecting Results of Operations

The following factors have materially affected our results of operations during the periods presented and are expected to continue to influence our performance:

Early Stage of Operation

Our results reflect those of an early-stage company with a limited operating history and a single primary income-producing asset. As we acquire additional farmland properties, we expect revenue to increase; however, operating expenses may also increase as we scale our operations.

Partial-Year vs. Full-Year Revenue Recognition

The increase in rental income in 2025 compared to 2024 was primarily due to the Illinois farmland property being owned for a full year in 2025 versus a partial year in 2024. As a result, period-over-period comparisons may not be indicative of underlying growth trends.

Non-Recurring and Infrequent Items

Our results for the year ended December 31, 2024 included certain non-recurring expenses, including SEC filing and registration fees and marketing costs associated with a proposed Regulation A offering that was not completed. These costs did not recur in 2025 and the first quarter of 2026.

Additionally, professional fees incurred in 2025 and the first quarter of 2026 reflect increased audit and compliance-related activities associated with this offering and our transition to a public reporting company, which may not be directly comparable to prior periods.

Interest Income Variability

Interest income has historically represented a significant component of our total income but is not expected to be a core component of our business model. Variability in interest income is driven by cash balances, interest rates and investment timing and may not be indicative of operating performance.

Known Trends and Uncertainties

We are subject to a number of trends and uncertainties that may materially impact our future results of operations:

Dependence on a Single Asset

We currently derive substantially all of our rental income from a single farmland property. Our results are therefore sensitive to the performance of this asset and the tenant under the related lease.

Expansion Strategy and Capital Requirements

Our ability to grow revenues depends on acquiring additional farmland assets. This will require access to additional capital, and there can be no assurance that such capital will be available on favorable terms or at all.

Cost Structure and Public Company Expenses

We expect our legal, accounting and compliance costs to remain elevated as we operate as a public company. In addition, personnel-related costs are expected to increase as we expand our operations.

Agricultural and Market Conditions

Our operating results may be affected by broader agricultural market conditions, including commodity prices, input costs, tenant performance and regulatory developments.

Potential New Revenue Streams

We may pursue additional revenue opportunities, including renewable energy development on our land; however, such opportunities are subject to regulatory approvals, third-party execution and market conditions, and there can be no assurance that they will generate material revenue.

Relationship Between Revenues and Expenses

Our current cost structure reflects a company in the early stages of development, where operating expenses exceed revenues. As we acquire additional income-producing assets, we expect revenue to increase; however, expenses, including personnel, administrative and compliance costs, are also expected to increase.

Over time, we expect that scaling our asset base may improve operating leverage, although the timing and extent of such improvements are uncertain.

Financial Condition

Net Working Capital Including Cash

As of March 31, 2026, the Company had $1,771,065 in cash and cash equivalents and a working capital of $1,808,034. As of December 31, 2025, the Company had $1,849,453 in cash and cash equivalents and a working capital of $1,869,972. The decrease is primarily due to the net loss generated for the three months ended March 31, 2026.

As of December 31, 2025, the Company had $1,849,453 in cash and cash equivalents and a working capital of $1,869,972. As of December 31, 2024, the Company had $2,328,527 in cash and cash equivalents and a working capital of $2,286,578. The decrease is due to the net loss generated for the year ended December 31, 2025 and the purchase of investments in private company securities classified as non-current assets.

Operating Activities

Net cash used by operating activities for the three months ended March 31, 2026, was $44,720. Net cash provided by operating activities for the three months ended March 31, 2025, was $37,429. The net loss for the three months ended March 31, 2026 of $62,344 was coupled with $406 in non-cash items and partially offset by $17,218 in changes in working capital items. This compares to a net loss of $7,456 offset with $406 in non-cash items and $44,479 changes in working capital items for the three months ended March 31, 2025.

Net cash used by operating activities for the year ended December 31, 2025, was $102,718. Net cash used by operating activities for the year ended December 31, 2024, was $81,342. The 2025 net loss of $177,528 was coupled with $26,104 in non-cash items and partially offset by $100,914 in changes in working capital items. This compares to a net loss of $104,344 partially offset with $385 in non-cash items and $22,617 changes in working capital items for the year ended December 31, 2024.

Investing Activities

The Company had no investing activities during the three months ended March 31, 2026 as it focused on this offering and our transition to a public reporting company.

Net cash used by investing activities for three months ended March 31, 2025 and the year ended December 31, 2025, was $150,000 and $250,000, respectively, which was attributed to investments in AgTech companies that align with our business strategy.

Net cash used by investing activities for the year ended December 31, 2024, was $2,954,773. During the 2024 financial year, the Company spent $2,746,551 on the purchase of agricultural land, $199,991 on investments, and $8,231 on the purchase of furniture and equipment.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2026, was $33,668, compared to net cash provided by financing activities of $39,135 in the first quarter of 2025 comparative period. During the first quarter of 2026 the Company incurred $33,668 in deferred financing and listing costs in preparation for its initial public offering (“IPO”). During the first quarter of 2025, the Company received $39,575 towards the C$0.72 financing that closed on July 14, 2025, and incurred $440 in deferred financing costs.

Net cash used in financing activities for the year ended December 31, 2025, was $126,356. During the 2025 financial year, the Company received proceeds of $42,701 attributable to the issuance of common stock and incurred $163,382 in deferred financing and listing costs in preparation for the IPO.

Net cash received from financing activities for the year ended December 31, 2024, was $3,602,957. During the 2024 financial year, the Company received proceeds of $3,602,957 net of share issuance costs pursuant to the close of private placements during the year ended December 31, 2024.

Future Funding Requirements

As of March 31, 2026 and December 31, 2025, we had cash, cash equivalents and marketable securities of $1.77 million and $1.85 million, respectively. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations into            . We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

Liquidity and Capital Resources

As of March 31, 2026, we had cash and cash equivalents of $1,771,065 and working capital of $1,808,034, compared to cash and cash equivalents of $1,849,453 and working capital of $1,869,972 as of December 31, 2025. The decrease in cash and working capital was primarily attributable to the net loss incurred for the three months ended March 31, 2026.

As of December 31, 2025, we had cash and cash equivalents of $1,849,453 and working capital of $1,869,972, compared to cash and cash equivalents of $2,328,527 and working capital of $2,286,578 as of December 31, 2024. The decrease in cash and working capital was primarily attributable to cash used to fund operating activities and investments in private company securities during the year ended December 31, 2025.

Sources and Uses of Liquidity

To date, we have funded our operations primarily through equity financings. During the year ended December 31, 2024, we raised significant proceeds through private placements, which were used primarily to acquire our Illinois farmland property and fund operations. In contrast, financing activity in 2025 and the first quarter of 2026 was limited and consisted primarily of modest proceeds from equity issuances, offset by deferred financing and listing costs incurred in preparation for our initial public offering.

Our primary uses of cash have included: acquisition of farmland and other investments, operating expenses, including legal, accounting and administrative costs, personnel-related expenses, and investments in early-stage AgTech companies.

We have generated limited cash flows from operations, consisting primarily of rental income from our farmland lease and interest income on cash balances. Net cash used in operating activities increased modestly in 2025 and the first quarter of 2026 compared to 2024, reflecting our continued operating losses and ongoing administrative and compliance costs associated with building our platform.

Investing activities have varied significantly between periods. During 2024, cash used in investing activities was primarily related to the acquisition of our Illinois farmland property, whereas in 2025, investing activities consisted primarily of minority investments in AgTech companies. The Company had no investing activities during the first quarter of 2026 as it focused on this offering and our transition to a public reporting company.

Internal and External Sources of Liquidity

Our internal sources of liquidity consist primarily of cash and cash equivalents, rental income generated from our farmland lease, and interest income on invested cash balances.

Our external sources of liquidity consist primarily of proceeds from equity financings, and potential future debt financing arrangements, although we do not currently have any committed credit facilities or debt arrangements.

As of March 31, 2026 and December 31, 2025, we did not have any material unused committed sources of liquidity, such as revolving credit facilities.

Ability to Meet Cash Requirements

We have incurred operating losses since inception and have generated negative cash flows from operating activities. Net cash used in operating activities for the three months ended March 31, 2026 was $44,720. Net cash used in operating activities was $102,718 for the year ended December 31, 2025, compared to $81,342 for the year ended December 31, 2024.

We believe that our existing cash and cash equivalents will be sufficient to meet our operating requirements for at least the next twelve months from the date of this filing. However, our ability to execute our long-term growth strategy, including the acquisition of additional farmland assets, will depend on our ability to raise additional capital.

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to delay or reduce the scope of our planned activities.

Short-Term and Long-Term Liquidity Outlook

In the short term, next twelve months, we expect our primary cash requirements to include legal, accounting and public company compliance costs, general and administrative expenses including personnel-related costs; and ongoing costs associated with maintaining our existing farmland asset. We expect to fund these requirements through existing cash on hand, supplemented by rental income generated from our farmland lease.

Over the longer term, our liquidity requirements will increase as we pursue our strategy of acquiring additional farmland properties and expanding our operations. These activities are expected to require significant capital investment and will likely be funded through a combination of equity financings and, potentially, debt financing arrangements.

Material Cash Requirements and Commitments

As of March 31, 2026 and December 31, 2025, we did not have material contractual obligations requiring significant future cash outflows, other than our ongoing operating expenses. We do not currently have material committed capital expenditures. However, we expect to incur capital expenditures in the future in connection with the acquisition of additional farmland properties and potential development opportunities. The timing and amount of such expenditures will depend on market conditions, availability of suitable properties and access to capital.

Known Trends and Uncertainties Affecting Liquidity

Our liquidity and capital resources are subject to a number of trends and uncertainties, including:

Dependence on Equity Financing

We have historically relied on equity financings to fund our operations. Our ability to raise additional capital will depend on market conditions and investor demand.

Limited Operating Cash Flow

We currently generate limited cash flow from operations and are not yet profitable. Until we acquire additional income-producing assets, we expect to continue to rely on external financing.

Transition to a Public Company

We have incurred, and expect to continue to incur, significant legal, accounting and compliance costs associated with operating as a public company, which will impact our liquidity.

Capital Deployment Strategy

Our strategy includes investing in farmland and, to a lesser extent, AgTech companies. These investments require upfront capital and may not generate immediate cash returns.

Market and Interest Rate Conditions

Changes in interest rates and broader capital market conditions may affect both our ability to raise capital and the returns generated on our cash balances.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. These estimates are based on historical experience and various other assumptions that we believe are reasonable under the circumstances.

We consider an accounting estimate to be critical if it requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that we reasonably could have used, or changes in the estimate that are reasonably likely to occur, would have a material impact on our financial condition or results of operations.

Based on this definition, we do not believe that any of our accounting estimates are critical accounting estimates, as our estimates and assumptions are not subject to a high degree of judgment or uncertainty and are not reasonably likely to result in material changes to our reported results.

For a discussion of our significant accounting policies and estimates, see the notes to our audited financial statements included elsewhere in this registration statement.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. Emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards under Section 107 of the JOBS Act. Electing to use the phase-in periods permitted by such election may make it difficult to compare our financial statements to those of non-emerging growth companies that have opted out of the longer phase-in periods and who will comply with new or revised accounting standards.

We will cease to be an emerging growth company upon the earliest of:

•        the last day of the fiscal year during which we have total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

•        the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•        the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or

•        the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act.

Business

Overview

Source Agriventures is an early-stage farmland-focused real asset and sustainable agriculture company that seeks to generate long-term value by combining high-quality agricultural real estate with regenerative farming, clean-energy development and strategic AgTech investments. The Company has a limited operating history and has so far acquired only one agricultural property to date, an Illinois farm, with plans to acquire more as part of a broader operational strategy that will include a number of business verticals. Our business is built on the belief that farmland is a scarce, essential and increasingly valuable resource, and that the next generation of agricultural land ownership will be driven not only by crop production, but also by improved land stewardship, diversified revenue streams and the integration of modern technology that are combined to increase return on investment.

Part of our strategy is the acquisition and long-term ownership of productive farmland across the Midwest and the Sun Belt regions of the United States, which is then expected to be leased to experienced operators through structured arrangements designed to produce stable, recurring rental income. Our goal is to partner with tenant farmers and encourage the adoption of regenerative practices such as reduced tillage, optimized fertilizer use and cover cropping. To date, our leasing activity has been limited to leasing the Illinois farmland to a tenant farmer.

We will seek to enhance soil health and long-term productivity while positioning properties we acquire to generate additional value through the sale of carbon credits. These practices support both environmental resilience and the emerging economics of carbon sequestration, which we believe represent a significant opportunity for forward-looking farmland owners. To date, we have not begun any carbon sequestration activities or the sale of carbon credits.

In addition to traditional agricultural leasing, our business strategy is to use a multi-faceted approach to monetize the same farmland parcels through the co-location of renewable energy projects and AI data centers. Many U.S. farming regions are well-suited for solar arrays, wind turbines and, in certain cases, small modular reactor technology, due to their large parcels of open land, favorable topography and proximity to transmission infrastructure. By partnering with established renewable energy developers, or by selectively investing in energy infrastructure ourselves, we will seek to generate incremental recurring revenues that are not correlated to agricultural commodity cycles. We believe this dual-use model will allow farmland to produce both agricultural output and long-duration energy-related revenue, enhancing overall return on investment while supporting the transition to clean energy. Over time, as the demand for compute-intensive technologies accelerates, we also see potential for select farmland sites to support the development of modular, energy-intensive AI data centers, particularly where on-site renewable energy resources can be integrated to help meet power requirements. Currently, we have a strategic lease agreement with a third party to install wind turbines and wind turbine infrastructure on our sole agricultural property. However, to date, we have not entered into any arrangements or engaged in efforts to develop AI data centers on the property.

Beyond farming and renewable energy projects, we also focus on the long-term potential of agriculture-aligned technological solutions. We make strategic investments in AgTech companies that are developing tools intended to increase crop yields, improve water efficiency, reduce chemical dependence and strengthen long-term farmland performance and we have made minority investments in three such AgTech companies to date. We believe these investments give us insight into emerging innovation across the agricultural value chain and allow us to support technologies that may be deployed on properties we acquire.

Our overall vision is to build a diversified agricultural real estate platform that intersects the food and energy supply chains. We aim to acquire farmland with strong underlying fundamentals, improve those assets through sustainable farming and soil-enhancing methods, develop renewable energy and carbon-sequestration opportunities where feasible, and utilize AgTech and potential AI-infrastructure innovations to increase long-term land value. By operating across these complementary verticals, we seek to create a portfolio that delivers stable cash flows, potential capital appreciation and exposure to several high-growth sectors that are fundamentally linked to global sustainability trends.

Although the ultimate outcome of our multi-faceted strategy cannot presently be determined and is speculative due to our limited operating history and because it is contingent on future events and matters, we believe our approach positions us to benefit from several structural tailwinds affecting the agricultural economy, including declining farmland supply, a generational transition in farm ownership, increasing food demand, heightened interest in sustainable agriculture and growing investment in clean energy infrastructure. By integrating these themes within a single business model, Source Agriventures aims to become a differentiated participant in the North American agricultural ecosystem, combining traditional farmland stability with modern innovation and multi-source value creation.

History and Business Development

The Company was incorporated in 2023 with the objective of building a farmland-focused real estate and sustainable agriculture platform designed to generate long-term value through farmland acquisition, leasing, regenerative farming practices and the integration of clean-energy and AgTech initiatives.

During 2023, we completed several early equity financings, raising approximately $1.8 million through private placements. These proceeds supported the Company’s foundational corporate development work, including the engagement of external advisors, preparations for U.S. regulatory filings and advancements to the Company’s early-stage growth strategy.

In 2024, we continued to strengthen our capital base and operational capabilities. The Company completed additional equity financings and, in March 2024, closed a private placement which raised aggregate gross proceeds of $3,478,000 through the issuance of 6,956,000 shares of Common Stock (the “March 2024 Private Placement”).

An additional significant milestone in the development of the business occurred in March 2024 subsequent to the closing of the March 2024 Private Placement. On March 21, 2024, we acquired our first (and presently, only) agricultural property and primary asset. The property is a 158-acre farm situated in Macon County, Illinois, USA, which we acquired for a total cost of $2,746,551 (the “Illinois Farm”). For additional information regarding the Illinois Farm, see “Our Business and Growth Strategies — Current Landholdings,” below.

Following the acquisition of the Illinois Farm, we entered into a long-term operating lease with an experienced tenant and retained a professional farm management firm to manage day-to-day operations. These steps allowed the Company to begin generating stable, recurring lease revenue while maintaining active oversight of farming operations. We also advanced our renewable-energy strategy by entering into an agreement with a renewable-energy developer to install wind turbines and related infrastructure on the Illinois Farm.

Throughout 2024 and 2025, the Company made minority investments in early-stage AgTech companies focused on crop protection, livestock management and farm-management software, including Ascribe Bioscience Inc. (“Ascribe Bioscience”), SwineTech, Inc. (“SwineTech”), and Hydrosat Inc. (“Hydrosat”).

Since incorporation on May 30, 2023, we have raised approximately $5.6 million in total equity financing, acquired and leased the Illinois Farm, established farm-management and renewable-energy development partnerships, recruited key executives and advanced our strategy of combining farmland ownership with sustainable agricultural practices, clean-energy development and targeted investments in AgTech.

For additional information on these development efforts, see “Our Business and Growth Strategies”, below.

The Opportunity

United States farm ownership is currently a fragmented industry where the total United States farmland value is over $3.5 trillion.1 Approximately 63% of United States farm operators are over 55 years of age, and the average age is 58 years old.2. Additionally, approximately 40% of all United States farm acreage is leased to and operated by non-owners.2

Decreasing Supply and Increasing Demand.    We believe that United States farmland will increase in value for the foreseeable future due to decreasing supply combined with increasing demand. Specifically, we believe a lower supply of arable land and growing population will lead to higher profitability for the most fertile farms, and will lead to steady appreciation of value and rental growth of United States farmland.

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1        U.S. Department of Agriculture; National Agricultural Statistics Services–Land Values, 2025 Summary (August 2025, latest published data).

2        USDA National Agricultural Statistics Service, Census of Agriculture, 2022 (the 2022 census, released in March 2024, is the latest available).

*              Estimated

Source: (i) The World Bank, Food and Agriculture Organization, World Development Indicators (updated March 2023), and (ii) Food and Agriculture Organization of the United Nations, Agricultural Development Economics Division, World Agriculture Towards 2040/2050, The 2012 Revision (latest version available).

*              Estimated

Source: United Nations, Department of Economic and Social Affairs, Population Division (2024). World Population Prospects 2024, Online Edition.

Further, we believe the amount of available farmland in the United States will continue to decrease as large amounts of farmland are converted each year to suburban uses, such as housing subdivisions, schools, parks, office buildings, government buildings, and industrial buildings. Climate change has also negatively impacted many growing regions across the world, putting prime farmland in optimal climates in even higher demand.

Low Volatility & Correlation and Strong Returns.    As available farmland to feed the world’s growing population continues to decline, United States farmland has steadily appreciated in value. The value of farmland in the United States has experienced lower volatility than both the S&P 500 and the MSCI US REIT Index while also exhibiting low correlation to other major asset classes.3

25-YEAR MARKET INDEX COMPARISONS: ANNUAL RETURNS

50%
40%
30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
(50%)
Annual ROI
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
YEAR
NCREIF Farmland Index* (Avg: 11.4%)
MSCI US REIT Index (Avg: 9.8%)
S&P 500 Total Returns Index (Avg: 9.3%)

Note:

*              Consists of 1,315 United States agricultural properties worth approximately $15.8 billion as of 12/31/2024

Source: National Council of Real Estate Investment Fiduciaries (NCREIF). The NCREIF Farmland Index is a quarterly time series composite return measure of investment performance of a large pool of individual farmland properties acquired in the private market for investment purposes only.

Note:

*              Consists of 1,315 United States agricultural properties worth approximately $15.8 billion as of 12/31/2024

____________

3        The MSCI US REIT Index is a free float adjusted market capitalization weighted index that is comprised of equity Real Estate Investment Trusts (REITs).

Source: National Council of Real Estate Investment Fiduciaries (NCREIF)

Source: TIAA/University of Illinois — Center for Farmland Research (Correlation data from 1997-2021, latest data available)

Fresh Produce Continues to Outpace Inflation.    From 1980 through 2022, the Fresh Fruits & Vegetables segment of the Food & Beverages category increased by 378%, from 81.8 to 391.3, which is 1.5x greater than the increase in the overall Annual Food & Beverages CPI over the same period.

Consumer Price Index (CPI) Comparison

Annual CPI | Fresh Fruits & Vegetables
Annual CPI | All Items
Annual CPI | Food & Beverages
Index
400
350
300
250
200
150
100
50
1980
'82
'84
'86
'88
'90
'92
'94
'96
'98
2000
'01
'02
'04
'06
'08
'10
'12
'14
'16
'18
'20
2022
Year

Source: Bureau of Labor Statistics

Our Business and Growth Strategies

Our business strategy is to acquire farmland in the Midwest and the Sun Belt regions of the United States which will then be leased to tenant-farmers to provide recurring rental income; co-locate renewable energy projects on the farmland such as solar generation, wind farms and small modular reactors to increase recurring revenue; co-locate energy and land-intensive developments such as data centers to increase recurring revenue; and invest in businesses focusing on AgTech to cultivate assets and provide drivers for future growth.

Through these strategies, we aim to capitalize on the growth of the market we operate in:

Acquisition, Development, Operation, and Sale of Farms

Our business strategy is premised on the acquisition of high-quality agricultural farmland with strong, established tenants. We plan to employ a dual-focused underwriting process for each new investment, leveraging the management team’s collective experience in credit underwriting and knowledge of farmland and the agricultural industry.

Due Diligence on the Farm and Tenant

Each prospective property will be appraised by an independent licensed expert in farmland appraising with knowledge of the local area. Prior to acquiring farmland, we will send employees or consultants to visit each property to ensure the farm is in an active rental market. We also intend to conduct testing of each farm’s soil, water, and wells to determine the soil quality and availability of water. We will also obtain zoning and title reports for every prospective property to ensure there are no problems with the deed.

We plan to conduct detailed due diligence of the farming tenant’s operations and investigate the management of the farming operations. We will analyze the tenant’s ability to sell their crops, including an evaluation of the tenant’s labor needs. Lastly, we will evaluate probability of the tenant missing future rental payments.

Higher and Better Uses

While we will underwrite and purchase farms based on agricultural uses and values alone, certain farms will be well suited for higher and better uses, such as renewable energy or other type of real estate development. In such cases, we may earn outsized returns on a given farm or sell to a developer at attractive prices. Specifically, we aim to exceed the historical returns on farmland, which, based on the 2024 NCREIF Farmland Index, have averaged over 10% annually, derived from cash flow and land appreciation.

Three Areas of Farming

We plan to diversify our farmland investments through various crops in the following three categories: annual fresh produce, permanent crops, and commodity crops. We aim to achieve:

•        higher profitability and rental income;

•        low price volatility;

•        low government dependency;

•        low storage costs; and

•        property locations that are typically closer to major urban populations.

Annual Fresh Produce.    These are short-lived row crops, typically planted on an annual basis. Examples include beans, blackberries, cabbage, cantaloupe, celery, lettuce, melons, peas, peppers, radicchio, raspberries, strawberries, sweet corn, tomatoes, and other leafy produce.

3,000 Top-Tier Farms[4] $15.0 Billion Market Value*

Permanent Crops.    These are long-lived bushes, orchards, trees and fines, typically planted every 20+ years. Examples include almonds, apples, avocados, blueberries, cherries, figs, grapes, lemons, oranges, peaches, pears, pecans, pistachios, plums, and walnuts.

6,625 Top-Tier Farms[5] $33.1 Billion Market Value
Grains and Other Crops. These are short-lived row crops, typically planted on an annual basis. Examples include barley, beets, corn, cotton, rice, soybeans, sugar cane, and wheat.	22,580 Top-Tier Farms[6] $112.9 Billion Market Value

____________

4        Company estimates based on data compiled by the United States Department of Agriculture (USDA)’s National Agriculture Statistics Service and Economic Research Service, and the NCREIF Farmland Index, in combination with proprietary internal data. The Company uses assumptions to reflect the top 10 to 20 percent of farms in each category, which it believes represents the types of high-valued farms that would fall into the Company’s investment focus.

5        Ibid.

6        Ibid.

Current Land Holdings

Our sole land holding is the Illinois Farm, a 158-acre farm situated in Macon County, Illinois, USA, which we acquired for a total cost of $2,746,551, pursuant to a purchase agreement dated March 21, 2024 among the Company, Tony Sinkosky, Cindy Cooper and Timothy Sinkosky.

The Illinois Farm is in proximity of substations and transmission lines, which supports our growth strategy to develop renewable energy projects on our land, as we or our partners are expected to have access to the infrastructure required to transmit energy.

On March 11, 2024, we entered into a farm management agreement (the “Farm Management Agreement”) with Murray Wise Associates, LLC (“Murray Wise”) for management services pertaining to the Illinois Farm. The services include, among other things, administration of farm leases, collection and remittance of rental income, maintenance of accounts, payment of property-level expenses (including taxes and insurance), preparation of annual budgets, quarterly and annual reporting, and periodic inspection and monitoring of the properties. Murray Wise also assists with tenant oversight, including enforcement of lease terms and sourcing replacement tenants where necessary.

As compensation, the Company pays Murray Wise (i) an annual management fee equal to 6% of gross revenue generated from the applicable farm leases, which is deducted from property revenues, and (ii) acquisition fees equal to 1.0% of the purchase price of properties acquired through private transactions and 0.5% for properties acquired at public auction, subject to certain offsets for third-party commissions. The Farm Management Agreement may be terminated by the Company upon 90 days’ prior written notice. Murray Wise acts as an independent contractor, and the Company is responsible for all third-party costs and expenses incurred in connection with the Illinois Farm in addition to the management fees. The agreement also includes customary indemnification provisions and limits Muray Wise’s liability to the amount of fees paid by the Company during the preceding twelve months.

Subsequently, On March 25, 2024, we entered into a Farm Lease Agreement with Holmes Farms pursuant to which approximately 157.79 acres of farmland in Macon County, Illinois were leased for agricultural purposes (the “Farm Lease Agreement”). The lease has a fixed term from March 1, 2024 through February 28, 2027, provides for annual base rent of approximately $71,005.50 (based on $450 per acre) payable annually, and does not provide for automatic renewal or extension options beyond the stated expiration date.

The lessee is responsible for all operating expenses and must use the property solely for farming in accordance with specified maintenance, environmental, and operational standards, and the agreement includes customary protections for the lessor, including a security interest and statutory lien on crops, indemnification and insurance requirements, restrictions on assignment without consent, and customary default and termination provisions.

Among other uses of the net proceeds of this offering, we anticipate acquiring additional farmland properties. For additional information, see “Use of Proceeds”.

Acquisition and Leasing

We intend to lease the farmland we acquire to operating farmers who will be encouraged to adopt sustainable farming practices, such as the use of sustainable and environmentally friendly fertilizers and the planting of cover crops. Our current strategy is to acquire family-owned farms, with a purchase prices in the range of $2 million to $5 million initially, with potential larger acquisitions of $50 million or more in the future. We may also offer sale-leaseback opportunities to allow sellers to continue farming the land under negotiated lease agreements.

We will seek to acquire high-value farmland and farm-related facilities across the Midwest, and Sun Belt regions of the United States that we expect to lease to corporate and independent farmers, primarily on a triple-net lease basis:

•        Property Types:    High-value cropland with on-site water sources and wind farms (when available)

•        Locations:    Regions with established rental markets and an abundance of strong operators

•        Transaction Sizes:    $2 million to $5 million initially, with potential larger acquisition up to $50 million or more in the future

•        Lease Terms:    Generally, 3+ years, with annual escalations and upward market resets, or participation features

•        Rental Payments:    (i) cash rent, or (ii) fixed cash rent plus a percentage of the farm’s gross revenues (participating leases)

•        Tenant-farmers:    Tenants with strong operating histories and substantial farming resources

•        Timeline:    Leasing is expected to occur within 3 weeks of acquiring a farmland property

In addition to leasing our farmland properties to operating farmers, we also intend to lease portions of the properties we acquire to develop and house clean energy projects. On September 6, 2024 we entered into a Lease and Easement Agreement with RWE Clean Energy Development, LLC (“RWE”) pursuant to which the Company leased approximately 158.86 acres of land in Illinois for the development, construction, and operation of a wind energy project (the “RWE Lease Agreement”). The agreement provides for a seven-year development term and, upon commencement of operations, a 30-year operations term with two 10-year extension options, and grants the tenant broad leasehold rights and exclusive easements to install and operate wind power facilities and access and utilize wind resources over the property.

The agreement provides for escalating per-acre development rent and operations rent based on acreage and installed generating capacity, along with additional payments for construction and infrastructure. RWE has the right to assign or encumber its interests without consent, is subject to customary default and lender protection provisions, and is required to remove facilities and restore the property upon termination.

During the development period, which ends on September 9, 2031, we are entitled to annual rent starting with $2,383 in the first year, escalating annually by approximately 6%, to $3,336 in the 7th year. For additional information, see the subheading “Renewable Energy Projects”, below.

Sale of Carbon Credits

Once sustainable farming practices are adopted on the farms we may acquire, we anticipate using the sale of carbon credits through carbon sequestering to provide an additional revenue stream for those properties. The carbon credits would be sold to the patchwork of United States state-level carbon sale programs and the United States voluntary carbon market.

Sustainable farming practices vary by field but may include reduced tillage or no till, adding cover crops (a crop planted without harvesting), rotational grazing, diversifying crop rotations, and reduced fertilizer usage. Popular cover crops include barley, oats, legume, radishes, and rye. The Inflation Reduction Act of 2022 provided for $19.5 billion over five years to support U.S. Department of Agriculture conservation programs, with implementation beginning in 2023. As of November 2024, carbon credits traded for approximately $6.53 per metric ton of carbon dioxide stored.7

To date, we have not begun any carbon sequestration activities or the sale of carbon credits. We intend to work with the operators of the Illinois Farm and each of the subsequent farmland properties we may acquire to incorporate sustainable and regenerative farming methods to improve carbon sequestration. The sequestered carbon are expected to be sold as carbon credits and provide an additional revenue stream on properties we may acquire.

Renewable Energy Projects

In addition to leasing our farmland to operational farmers, we plan to lease portions of the farmland we acquire to companies that develop, install and operate wind, solar and modular small reactor energy projects. Once our farmland properties are leased to operating farmers, we plan to partner with renewable energy companies to install renewable energy projects on those properties. We expect to enter into these partnerships and install the renewable energy projects within five months of acquiring a farmland property.

____________

7        Agouri, E. and Mohankumar, S., PhD. (2025, April 25). Addressing Emissions in Agriculture: Can Carbon Credits Play a Role?

Where we deem it economically viable to do so, we may also invest directly in the development and installation of renewable energy on the farms we acquire.

Renewable energy installations have become common on farms across the United States.8 We believe these projects provide many economic benefits to communities: jobs, a new source of revenue for farmers and ranchers in the form of land lease payments, and an increased local tax base. Renewable energy can reduce electricity rates for project neighbors, and in Texas, has even resulted in free electricity.9 Renewable energy projects result in jobs in rural communities in manufacturing, transportation, and project construction. Employment in this sector fluctuates depending on the level of deployment, status of federal incentives, trade, and the value of the dollar. Many people may be employed during a renewable energy project’s development and construction, including local construction services and companies from outside of the community. The development of a renewable energy project may provide a large amount of indirect economic impact (e.g., manufacturing and supply chain) and induced impacts (e.g., increased spending at hotels and restaurants).

Solar farms can be beneficial to the communities they are built in, for example, through direct employment, land lease payments and local tax revenue. However, many solar farms utilize large amount of agriculture land, and these properties no longer earn farm rent once construction commences. Farm owners may receive better return on investment by leasing farmland to solar companies. We intend to support solar projects as opportunities arise and anticipates developing triple-net leases with farmers to allow flexibility to move into renewable energy or urban development. If successful, we could receive revenue based on every kilowatt produced from solar farm installations on our properties. There are several factors to consider when determining the profit margin of an acre of a solar plant, but generally, farmers can earn between $21,250-$42,500 per acre each year.10

•        Size of Land.    Solar farms are large-scale projects that need specific land sizes to be more profitable. We will require one kW/min from the panels every 100 square feet.

•        Sunlight Intensity.    One of the essential considerations when developing a solar project is ensuring that the land receives sufficient and intense sunlight.

•        Soil Quality.    Solid, clear ground is an important requirement for solar farms. If the soil is unstable or swampy, a solar project will incur additional costs to clear.

•        Distance to the Grid.    Availability of the necessary infrastructure is another critical concern for farmers opting for solar. Easy access to the grid will bring down the cost of the solar project, attracting more lucrative leases by solar farm developers. To minimize the capital costs, we aim to purchase farms less than two miles from a substation and at least 1,000 ft near a phase three power.

Wind turbines typically displace a much smaller amount of agricultural land than solar farm, which can allow properties to continue to earn farm rent while hosting wind turbines. Land lease agreement payments for wind energy projects are typically structured in one of three ways: fixed payments, revenue-based payments, or a combination thereof. Project developers might prefer to negotiate a certain payment structure with landowners based on the economic considerations of a particular wind energy project. Landowner compensation can vary among individual projects and landowners in a single project could have different agreed-upon terms.

We intend to structure wind turbine leases as a combination of fixed payments and revenue per kilowatt produced, triple-net leases. On average, a smaller single wind turbine lease could be valued at around $8,000/year with a larger turbine bringing between $70,000 to $80,000/year.11 Farm owners could receive $3,000 to $4,000 per megawatt of capacity, or 2-4% of gross revenues.12 Compensation packages typically are offered as fixed yearly payments, as percentages of gross revenues, or some combination. We plan to focus on large scale farms close to transmission lines and/or a substation and near roads capable of moving large equipment like cranes and bulldozers.

____________

8        The Renewable Energy Institute. (2026). Renewables Account for Over a Quarter of US Power, New Data Shows.

9        U.S. Department of Energy. (2018). The Impact of Wind Energy Development on Electric Utility Rates.

10      Lile, S. (2025, January 13). Solar farm income per acre: The stats you need to know. Small Business Trends; Kennedy, S. and Kennedy, S. (2024, January 12). What We Learned From Our EV Vacation.

11      Appraisal Economics (2018), How Much Is a Wind Turbine Lease Worth.

12      Stoel Rives LLP. (2025). Wind Energy Lease Agreements. In The Law of Wind: A Guide to Business and Legal Issues.

We intend to install a renewable energy project on the Illinois Farm and anticipate an increase in cash flow from this project. We have entered into the RWE Lease Agreement, marking a significant milestone in our commitment to sustainability and increased revenue generation. This collaboration is a key component of our long-term strategy to enhance the return on investment of our agricultural holdings through the integration of clean energy projects. The installation of wind turbines aligns with our vision of blending traditional farming practices with innovative renewable energy solutions, demonstrating our dedication to sustainable development and profitability.

AgTech Investment

We are committed to shaping the future of farming through technological innovation. Our strategy emphasizes the integration of AgTech solutions and sustainable farming practices to address long-term structural challenges affecting American farmland. We believe that the continued viability and productivity of American agricultural land will depend on the industry’s ability to adopt more efficient, environmentally responsible, and scientifically informed methods, which is our focus.

In recent decades, the agricultural sector has seen limited technological advancement, with many operators continuing to rely on legacy techniques, including the extensive use of pesticides, toxic chemicals, and other unsustainable practices that may not support long-term soil and ecosystem health. We believe opportunities exist to integrate advanced technologies currently being developed within the U.S. AgTech industry, and our partnerships in this sector allow us to identify and evaluate such technologies for potential investment.

U.S. agricultural land faces increasing pressures including soil degradation, water scarcity, declining biodiversity, and the continued use of chemicals and fertilizers are placing immense pressure on our agricultural system.13 Certain industry forecasts suggest that, if existing trends persist, global agricultural output may be insufficient to meet long-term food demand.14 We believe that these conditions underscore the need for accelerated adoption of sustainable farming practices and innovation-driven solutions.

We invest in pioneering AgTech companies that we believe have the potential to transform agricultural practices. By supporting progress in areas such as precision farming, regenerative agriculture, soil health, digital biology and sustainable crop protection, we aim to create a more resilient and efficient agricultural system. We believe these innovations may contribute to improved crop yields, reduced environmental impact, and more resilient farmland over the long term.

Our investment strategy reflects our objective of supporting the long-term sustainability of U.S. farmland. We expect to continue partnering and investing with leading AgTech companies and forward-thinking farmers implementing innovative and sustainable practices.

We view our role not solely as an investment and land acquisition company, but as a participant in the broader transition toward more sustainable agricultural systems. Through strategic investments in innovative technologies and a commitment to sustainable farming practices, we aim to actively shape the future of agriculture.

To date, we have made strategic investments in three AgTech companies:

•        Hydrosat, a company dedicated to leveraging space technology to tackle global challenges in water scarcity and food security. They develop thermal imaging satellites and analytics which turn infrared data into insights for agriculture, climate and security users. In the first half of 2025, we invested a total of $250,000 in Hydrosat through a simple agreement for future equity (“SAFE”). In August 2025, Hydrosat completed a Series B Preferred Stock financing, which triggered the conversion of the SAFE into Series B Preferred Stock.

•        SwineTech, the creator of PigFlow, a workforce and swine management platform. PigFlow, launched in 2020, is a platform designed to help pork producers streamline daily operations, improve workplace efficiencies, and enhance animal care. The platform offers a range of features, including real-time, priority-based task management, customizable daily schedules, and integrated messaging tools with

____________

13      U.S. Environmental Protection Agency. (2025, August 11). Climate change impacts on agriculture and food supply.

14      Ibid.

translation capabilities to ensure smooth communication among diverse teams. In November 2024, we invested approximately $100,000 in SwineTech through the purchase of preferred stock. The strategic investment underscores our commitment to advancing technological innovation.

•        Ascribe Bioscience, a company dedicated to developing sustainable crop protection solutions. Ascribe Bioscience, founded in 2017, is focused on developing natural products derived from the soil microbiome to help farmers achieve more reliable, affordable, and environmentally responsible farming practices. In November 2024, we invested $100,000 in Ascribe Bioscience through a SAFE. During the year ended December 31, 2025, Ascribe Bioscience completed a Series A Preferred Stock financing, which triggered the conversion of the SAFE into Series A Preferred Stock. With this strategic investment, we strengthen our portfolio of companies focused on advancing sustainable, high-tech solutions for agriculture.

We do not hold, and do not currently intend to acquire, controlling interests in any of these companies.

AI Data Center

Our current objectives in connection with AI data centers is to develop farmland properties that can support the power requirement for AI data centers. We are seeking to modify farmland properties that we acquire to support 5-10 MW pilot powered shell, including validating the model for future installation of AI data centers at scale. Once a farmland property is acquired to support this portion of our strategy, we expect to develop AI data centers on the property within approximately 12 months.

To achieve this, we have identified key workstreams with associated milestones. Site control and pre-development activities, including parcel acquisition, surveys, title review, geotechnical studies, environmental and social baseline assessments and easement arrangements, are expected to occur within the first 6 to 12 months. Subject to success and economic viability at this initial stage, we may then engage engineering and design work, including selection of Direct Current (“DC”) engineers and Mechanical, Electrical and Plumbing (“MEP”) engineers. These engineers would be engaged to progress the development of a modular 5-10 MW design, preparation of power one-line and implementation of a closed-loop or hybrid cooling system utilizing farm water and water recycling. These developments would be initially targeted to occur in the first four months. Power and interconnect activities, such as finalizing wind integration with RWE, optional solar deployment, filing interconnect applications and specifying transformers, switchgear, uninterruptible power supply (“UPS”) and battery energy storage systems for ride-through capability, will then be considered and scheduled upon satisfactory results being achieved in earlier months. Similarly, all permitting and approvals activity, including zoning and building permits, water withdrawal and return authorizations, environmental clearances and grid approvals, will be dependent upon satisfactory results within these earlier stages. We may then seek to pursue and attract tenants on the basis of the above development, focusing on outreach to AI and Graphics Processing Unit (“GPU”) operators, potentially securing letters of intent or memoranda of understanding with take-or-pay minimums and staged delivery rights.

The design features of the pilot shell may include energy solutions such as on-farm wind integration through RWE, grid connectivity, optional battery storage for ride-through capability and solar installations on rooftops or canopies over non-productive areas. AI data center development may require access to electrical power, telecommunications connectivity, water resources, transportation access and other infrastructure improvements. We expect to assess the suitability of each property on a case-by-case basis and to coordinate any development activities with existing agricultural operations and tenant farmers, as applicable.

Other Future Opportunities

In order to maximize the return on investment of farms we may acquire, we are exploring a variety of additional ways in which we may utilize farms to increase the economic value thereof. At this time, such potential uses of farms are exploratory in nature, and we may never ultimately pursue or develop such infrastructure or use farms in the above manner. See “Risk Factors.”

Competition

The Company has no direct competitor that competes in all aspects of our different business verticals. However, there are competitors in each of our lines of business.

We operate in a highly competitive environment that includes both farmland investment platforms and AgTech providers, many of which have greater financial, technical, and operational resources. Competitors in the farmland investment space include entities such as Farmland LP, AcreTrader, FarmTogether, Harvest Returns, and publicly traded farmland real estate investment trusts such as Farmland Partners Inc. These organizations provide investors with direct or pooled access to farmland and may compete with us for acquisition opportunities, capital, and investor interest. In addition, we face competition from AgTech and digital agriculture providers, including Farmers Business Network, Granular (a subsidiary of Corteva Agriscience), Indigo Agriculture, Gamaya, and InSoil, each of which offers technology-driven solutions in areas such as farm management software, data analytics, input optimization, carbon credit generation, and precision agriculture. Many of these competitors have established relationships with growers, distributors, and institutional investors, and their ability to leverage scale and technological expertise could limit our market share and adversely affect its growth prospects.

However, we believe the following elements support our business strategy:

•        Real Assets with Multiple Monetization Layers.    The Company has acquired productive farmland which is planned to be enhanced with renewable and state-of-the-art technology, creating multiple revenue streams and improved per-acre economics.

•        Pipeline to Expand the Platform Footprint.    We have identified approximately 100,000 acres of potential acquisition opportunities, representing up to a $1 billion outlay, of highly productive farmland in and around Illinois. We are also in the process of identifying opportunities across the broader Midwest, and the Sun Belt regions of the United States. We have not entered into any letters of intent or similar agreements with respect to any potential acquisition.

•        Strategic Partnerships.    We have formed partnerships with a number of third parties that we believe, support the growth and development of our platform:

Murray Wise, a leader in institutional farmland investing and founder of Westchester Group and Murray Wise Associates, LLC (which was subsequently acquired by Farmland Partners Inc. (NYSE: FPI)).

RWE Clean Energy, one of the largest renewable energy companies in the United States, for implementing renewable energy infrastructure across company-owned farmland.

Various AgTech companies developing advanced agricultural solutions focused on improving yields and long-term farm productivity.

•        Intersection of Food, Energy, and Technology.    Our business strategy operates at the intersection of food security, energy security, and AI-driven digital solutions and data center infrastructure.

•        Management Team.    We have highly experienced leadership with experience across real estate assets, legal, and corporate finance, enabling disciplined execution and long-term value creation. We believe that senior leadership, in their respective roles and responsibilities, have been instrumental in our growth to date.

Government Regulation

Our operations are subject to an extensive and evolving set of federal, state and local regulations that affect agricultural land ownership and operation, environmental compliance, renewable energy development, carbon credit generation and potential data center projects. Because our business model combines farmland acquisition, regenerative agricultural practices, renewable energy installations and technology-related infrastructure, we must navigate multiple regulatory frameworks that can materially affect the feasibility, timing and profitability of our activities.

Federal and state agricultural laws govern permissible uses of farmland, soil conservation, crop inputs, pesticide and fertilizer handling and water use practices. State and local governments also regulate zoning, land use classifications and permitted non-agricultural activities on farmland, including renewable energy projects and industrial-scale infrastructure. Many jurisdictions impose restrictions or require new zoning or other special approvals before farmland can host wind turbines, solar installations or other large-scale energy-related improvements. Some counties limit such development on prime agricultural land or require extensive public review processes before granting variances or conditional use permits.

Our operations are further subject to environmental laws governing water quality, stormwater discharge, wetlands and habitat protection, air emissions, waste handling and remediation of potential contamination. Compliance with the state and federal environmental statutes may require permits, engineering controls, and ongoing compliance monitoring. Any historical contamination present on farmland that we acquire, regardless of whether we caused it, may require remediation or restrict planned activities.

Our regenerative agriculture and carbon credit initiatives depend on compliance with the rules and methodologies of voluntary carbon market registries and any emerging state carbon programs. These frameworks impose stringent requirements for measurement, soil sampling, verification, reporting and ongoing monitoring. Changes to verification standards or measurement methodologies could affect our ability to generate or monetize carbon credits.

To the extent we host or develop renewable energy projects, we will also be subject to federal, state and local permitting requirements applicable to power generation facilities. These include environmental assessments, interconnection approvals, wildlife and habitat studies, noise and setback regulations and, in the case of nuclear-related technology, significant federal oversight. Permitting processes for energy infrastructure can be lengthy, require substantial technical studies and are often influenced by community input and political considerations.

If we pursue data center development on portions of farmland that we acquire, those projects will be subject to local industrial use zoning rules, building and electrical codes, environmental review, water use permitting and energy capacity constraints imposed by local utilities or public utility commissions. Requirements relating to fire suppression, energy consumption, waste heat and water usage may materially affect the viability or design of such facilities.

Employees

The Company currently has one employee, our Chief Financial Officer, Chris Grundling. We do not have any other employees, and we presently intend to utilize contractors to carry on most of our activities. Through consulting arrangements, we retain the services of Mr. Mundi, our Chief Executive Officer. We also rely on and engage consultants on a contract basis to assist us in carrying on our research and development activities and administrative operations.

Seasonality

The farming industry is inherently cyclical, and issuers operating in this sector are subject to risks arising from such cyclicality. Agricultural production follows seasonal planting and harvest patterns that result in fluctuations in revenue and expenses throughout the year. Additionally, weather and climate variability, including droughts, floods, frosts, and other extreme events, can materially impact yields, supply levels, and input costs.

Commodity prices for crops and livestock are subject to cyclical movements driven by global supply and demand, and periods of high prices often lead to increased production that may subsequently depress market prices. Input costs, including fuel, fertilizer, seed, and feed, are also cyclical and frequently correlated with energy market volatility, which can significantly affect margins. Furthermore, general economic conditions influence consumer demand for agricultural products, with higher-value goods such as meat, dairy, and specialty crops particularly sensitive to recessions or downturns in disposable income. Governmental policies, trade agreements, tariffs, and subsidies also contribute to the cyclical nature of the industry and may shift with political or economic developments. As a result, participants in the farming industry should anticipate variability in performance tied to these recurring natural, economic, and regulatory cycles, any of which could materially and adversely affect financial results.

Properties

Our current land holdings are comprised of the Illinois Farm, a 158-acre farm situated in Macon County, Illinois, USA, which we acquired for a total cost of $2,746,551 pursuant to a purchase agreement dated March 21, 2024 among the Company, Tony Sinkosky, Cindy Cooper and Timothy Sinkosky.

The Illinois Farm is in proximity of substations and transmission lines, which supports our growth strategy to develop renewable energy projects on our land, as we or our partners will have access to the infrastructure required to transmit energy.

On March 11, 2024, we entered into a farm management agreement with Murray Wise for management services pertaining to the Illinois Farm.

Subsequently, on March 25, 2024, we entered into a farm lease agreement with Holmes Farms, pursuant to which we agreed to rent Holmes Farms the Illinois Farm from March 1, 2024 until February 28, 2027. Pursuant to the Farm Lease Agreement, we are paid rent of $71,005.50 during the term. See “Business” section on page 33 of this prospectus for more information about the Illinois Farm.

Insurance

Under the terms and conditions of the leases on our current properties, tenants are generally required to obtain and maintain, at the tenant’s expense, liability and property damage insurance policies during the term of the lease. Such insurance typically includes coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all their appurtenant areas. We also evaluate our own insurance coverage for general liability, property, and environmental risks. However, there can be no assurance that insurance will be sufficient to cover all potential losses or that insurance coverage will continue to be available on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. Management is not currently aware of any legal proceedings contemplated against Source Agriventures.

Management

The following table sets forth the names, ages, and positions of our current executive officers and directors:

Name	Age	Position
Roopinder (Roop) Mundi	48	President, Chief Executive Officer, Secretary, and Director
Johann Christian (Chris) Grundling	41	Chief Financial Officer
David Goertz(1)	47	Director
Nicholas Kadysh(1)	40	Director
Fabian Monaco(1)	40	Director

____________

Notes:

(1)      Independent director

Background of Executive Officers and Directors

Roop Mundi

Mr. Mundi has been our Chief Executive Officer and director since March 2025. Mr. Mundi brings over 20 years of corporate finance, real estate and legal experience to our management team. Since January 2021 Mr. Mundi has served as President of The Financial Star News Inc., a global financial news and market data platform, trusted by millions of investors, traders, and financial professionals for real-time market insights, investment research, and portfolio management tools. Prior to joining the Company on April 1, 2025, Mr. Mundi also served as Vice President and General Counsel of RCI Capital Group Inc., a private equity firm based in Vancouver from January 2015 to December 2020. In addition, Mr. Mundi was Vice President and General Counsel of Kingsdale Shareholder Services Inc. from January 2012 to January 2015, the largest proxy and corporate governance firm in Canada. Prior to Kingsdale, Mr. Mundi was an Associate at Cassels Brock & Blackwell LLP from September 2007 to January 2012, focusing on corporate finance and securities in the real estate, agriculture, technology and mining sectors. Mr. Mundi was also a director of West Island Brands Inc. between January 2020 and August 2022. Mr. Mundi holds a bachelor’s degree from North Carolina State University, a master’s degree from the University of Toronto and a law degree from the University of British Columbia. Mr. Mundi was raised on a farm in eastern Ontario, Canada, which gives him a valuable perspective and a deep understanding of our clients and business needs.

We believe Mr. Mundi’s business experience, capital markets knowledge and understanding of the agricultural industry qualify him to serve on our board of directors.

Chris Grundling

Mr. Grundling has been our Chief Financial Officer since December 2024. Since September 2021, he also holds the position of Director, Financial Reporting and Advisory Services at Treewalk Consulting Inc. Mr. Grundling has over 15 years of experience in financial reporting, and public accounting as an auditor for public companies with Canadian and US exchange listings, working with clients of various sizes in a wide range of industries. More recently, Mr. Grundling has provided fractional CFO, accounting, financial reporting, and controllership services to public companies and companies seeking a public listing. Between February 2025 and April 2025, Mr. Grundling was the Chief Financial Officer of Astoria Mines Inc., between January 2024 and August 2024, Mr. Grundling was the Chief Financial Officer of Argyle Resources Corp., and between January 2018 and September 2021, Mr. Grundling was a senior manager at KPMG LLP. Mr. Grundling is a designated CPA, CA with a Bachelor of Accounting degree from the University of Stellenbosch, South Africa.

David Goertz

Mr. Goertz has been a director of the Company since April 20, 2026. Mr. Goertz has served as the Chief Financial Officer of DevvStream Corp. (NASDAQ: DEVS) since November 2022. Mr. Goertz is currently a partner with Dale Matheson Carr-Hilton Labonte, LLP Chartered Professional Accountants, where he has worked since 2005 and became a partner in 2011. Mr. Goertz provides accounting, assurance, taxation and business advisory services to private and public companies, not-for-profit organizations and incorporate professionals. Mr. Goertz has an extensive background in public company operations, restructurings, acquisitions and initial public offerings. Mr. Goertz also has a specialized knowledge of the manufacturing, mining, real estate and technology industries. Mr. Goertz received his bachelor’s degree from the University of Victoria and has been a Chartered Professional Accountant since 2004.

We believe that Mr. Goertz’s accounting and public company experience qualify him to serve on our board of directors.

Nicholas Kadysh

Mr. Kadysh has been a director of the Company since April 20, 2026. Mr. Kadysh has served as Chief Executive Officer of PharmAla Biotech since 2020 and is the founder of the company. Mr. Kadysh has extensive experience in government relations, regulatory affairs and public policy. Prior to founding PharmAla, he served as Head of Corporate Affairs at JUUL Labs, as Government Affairs and Public Policy Leader at General Electric Canada, and as Director of Public Affairs at Red Bull Canada. Earlier in his career, Mr. Kadysh held various roles in government and public service, including directing the Outreach department for the Office of the Leader of the Opposition at Queen’s Park in Toronto and serving as a policy advisor in the Parliament of Canada. Mr. Kadysh holds a bachelor’s degree from Queen’s University.

We believe that Mr. Kadysh’s leadership experience and background in government relations and regulatory affairs qualify him to serve on our board of directors.

Fabian Monaco

Mr. Monaco has been a director of the Company since April 20, 2026. Mr. Monaco is a technology entrepreneur, investor and operator with experience in venture capital, private equity and public markets, with a focus on software, fintech and platform-driven businesses. Mr. Monaco is the owner of Giumar Capital Inc., an investment banking and advisory firm, where he serves as the president and director since March 2020.

Mr. Monaco is a co-founder and former Chief Executive Officer of Gage Growth Corp. (“Gage”), a cannabis company that operated retail locations and cultivation assets in the United States. During his tenure between March 2020 and March 2022, Gage expanded its operations and generated significant revenue growth prior to its acquisition by TerrAscend Corp. in 2022 in a transaction valued at over $500 million.

Mr. Monaco is also a lawyer and has experience in capital markets and corporate transactions. He has previously held roles at international law firms and investment banks, where he focused on mergers and acquisitions and financing transactions. Mr. Monaco serves as a director of HYTN Innovations Inc. since March 2026 and Planet Ventures Inc. since February 2026. Throughout his career, Mr. Monaco has advised and invested in early- and growth-stage companies and has worked with management teams on capital raising, operational scaling and strategic initiatives.

We believe Mr. Monaco’s business experience and knowledge and experience in capital markets and corporate transactions qualify him to serve on our board of directors.

Board Composition and Director Independence

Under the listing requirements and rules of The Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Roop Mundi, has any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules.

Our board of directors has determined that Roop Mundi, by virtue of his position as our Chief Executive Officer, is not independent and Nicholas Kadysh, Fabian Monaco and David Goertz are independent under applicable rules and regulations of the Nasdaq Listing Rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Board Committees

The standing committees of our board of directors consist of an audit committee, a compensation committee, and a nominating and corporate governance committee. The board of directors intends to adopt a charter for each of these committees, which will become effective in connection with this offering. Copies of the charters for each committee will be publicly available upon closing of this offering on our website at www.sourceagriventures.com.

Audit Committee

Our audit committee currently consists of David Goertz, and Fabian Monaco, both of whom our board of directors has determined satisfies the independence requirements under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is David Goertz, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The audit committee’s responsibilities will include:

•        overseeing the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements;

•        selecting, retaining, compensating, and overseeing the Company’s independent auditors and, if necessary, terminating their services;

•        reviewing the independent auditors’ qualifications, performance, and independence, and assuring proper rotation of lead audit partners;

•        pre-approving all audit and permitted non-audit services provided by the Company’s independent auditors;

•        reviewing and discussing the Company’s annual and quarterly financial statements, as well as significant accounting issues and financial reporting risks;

•        reviewing internal controls over financial reporting and disclosure controls, including material weaknesses and deficiencies, and management’s response to such issues;

•        monitoring the Company’s compliance with applicable legal and regulatory requirements, and overseeing the Company’s policies for managing significant risks, including financial and cybersecurity risks;

•        establishing procedures for handling complaints regarding accounting and auditing matters, and the confidential submission of employee concerns;

•        producing the audit committee report to be included in the Company’s proxy statement; and

•        reviewing and approving related party transactions and conflict-of-interest situations.

The audit committee will have the authority to retain outside advisors as necessary to fulfill its duties and responsibilities.

Compensation Committee

Our compensation committee currently consists of Nicholas Kadysh and Roop Mundi. Our board of directors has determined that Nicholas Kaydsh, as a member of our compensation committee is independent under the Nasdaq Listing Rules. Roop Mundi, as the CEO of the Company is not independent and will be replaced with an independent director within one year from effectiveness of the Registration Statement in accordance with the phase-in requirements under Nasdaq Listing Rules. The compensation committee’s responsibilities will include:

•        reviewing and approving, on an annual basis, corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of these goals, and determining the CEO’s compensation based on the evaluation; the CEO cannot be present during any voting or deliberations by the compensation committee on his compensation;

•        reviewing and recommending to the Board the compensation of all other executive officers, considering the results of the most recent shareholder advisory vote on executive compensation, if applicable;

•        reviewing and making recommendations on incentive compensation and equity-based plans, as well as administering these plans, including the granting of awards and setting the terms and conditions of such grants;

•        reviewing the Company’s executive compensation policies and discussing the compensation discussion and analysis for inclusion in the Company’s annual report and proxy statement, if applicable;

•        reviewing and recommending employment agreements, severance arrangements, and change-in-control benefits for the CEO and other executive officers; the CEO cannot be present during any voting or deliberations by the compensation committee on his compensation;

•        reviewing any stock ownership guidelines for executives and monitoring compliance with the compensation committee charter;

•        reviewing compensation arrangements to ensure they do not encourage excessive risk-taking and discussing the relationship between risk management and compensation policies;

•        overseeing engagement with shareholders and proxy advisory firms on executive compensation matters, as applicable; and

•        reviewing director compensation and benefits and making recommendations to the board of directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Nicholas Kadysh and Roop Mundi. Our board of directors has determined that Nicholas Kadysh as a member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules. Roop Mundi, as the CEO of the Company is not independent and will be replaced with an independent director within one year from effectiveness of the Registration Statement in accordance with the phase-in requirements under Nasdaq Listing Rules. The nominating and corporate governance committee’s responsibilities will include:

•        identifying and evaluating candidates for the board of directors, including nominations by stockholders and recommendations to the board of directors’ for approval;

•        recommending the composition and chairmanship of the board of directors committees and making recommendations regarding the selection of candidates to fill vacancies;

•        developing and recommending corporate governance guidelines, policies, and practices, and reviewing them annually for potential updates;

•        overseeing the evaluation process for the board of directors and its committees, including a periodic assessment of their performance;

•        overseeing orientation programs for new directors and continuing education programs for current directors.

Board of Directors’ Role in Risk Oversight

Our board of directors is primarily responsible for overseeing our risk management processes. The board receives and reviews reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company’s assessment of risks. The board focuses on the most significant risks facing the Company and the Company’s general risk management strategy and also ensures that risks undertaken by the Company are consistent with the board’s appetite for risk. While the board oversees the Company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Family Relationships

There are no family relationships among any of our officers or directors.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. A copy of the Code of Business Conduct and Ethics will be publicly available upon closing of this offering on our website at www.sourceagriventures.com. We also intend to disclose future amendments to, or waivers of, our Code of Business Conduct and Ethics, as and to the extent required by SEC regulations, on our website.

Executive and Director Compensation

Executive Compensation

We are a “smaller reporting company” and “emerging growth company” under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation.

The table below sets forth certain information about the compensation awarded to, earned by or paid to our named executive officers, who are our current and former Chief Executive Officers and our Chief Financial Officer for the year ended December 31, 2025 (each, a “Named Executive Officer”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Roopinder (Roop) Mundi Chief Executive Officer	2025	—	—	—	38,733	(1)	38,733
Johann Christian (Chris) Grundling Chief Financial Officer	2025	12,893	—	—	—		12,893
Amanpreet Gill(2) Former Chief Executive Officer	2025	—	—	—	4,145		4,145

____________

Notes:

(1)      Mr. Mundi joined the Company in March 2025 and entered into the CEO Agreement entitling him to a monthly fee of C$6,000 starting in April 2025, as described under “Management Agreements” below. Mr. Mundi earned C$54,000 (approximately $38,733, representing an average exchange rate during the 2025 period of 0.7173 CAD:USD) under the CEO agreement for the year ended December 31, 2025.

(2)      Mr. Grundling joined the Company in December 2024 and entered into the CFO Agreement entitling him to a monthly salary of C$1,500 as described under “Management Agreements” below. Mr. Grundling earned C$18,000 (approximately $12,893, representing an average exchange rate during the 2025 period of 0.7173 CAD:USD) under the CFO agreement for the year ended December 31, 2025.

(3)      Mr. Gill resigned as an officer and director of the Company on March 4, 2025.

Management Agreements

Other than as listed below, we do not have any contracts, agreements, plans or arrangements in place with our management team that provides for payment following or in connection with any termination (whether voluntary, involuntary or constructive) resignation, retirement, a change of control of the Company or a change in responsibilities.

On April 1, 2025, we entered into a consulting agreement with Roop Mundi, pursuant to which he serves as Chief Executive Officer of the Company (the “CEO Agreement”). The CEO Agreement remains in effect until terminated by either party with 30 calendar days written notice. Under the CEO Agreement, Mr. Mundi’s compensation consists of a monthly fee of C$6,000. Mr. Mundi has not been granted any equity awards to date. The CEO Agreement will be amended prior to this offering to provide that, effective as of the closing date, and contingent upon the completion of this offering, Mr. Mundi will be granted 600,000 options at an exercise price equal to the fair market value of our common stock on the closing date of this offering, as determined by our board of directors or a committee thereof (the “IPO Options”) and such IPO Options will vest in equal installments of 150,000 options every six months, commencing on the date that is six months following the grant date. The IPO Options will be subject to the terms and conditions of the 2026 Plan described below, which will become effective upon the completion of this offering.

On December 1, 2024, we entered into an employment agreement with Chris Grundling, pursuant to which he serves as Chief Financial Officer of the Company (the “CFO Agreement”). The CFO Agreement remains in effect until terminated by the Company with one week’s notice or salary in lieu during the first three months of employment, or with two weeks’ notice plus one additional week per completed year of service thereafter, up to a maximum of twelve weeks or by Mr. Grundling with two weeks’ written notice. Compensation for the services provided is set at C$1,500 per month.

Severance Agreements

The Company has not entered into any severance agreements with its officers.

Outstanding Equity Awards at the Fiscal Year Ended December 31, 2025

No equity incentive awards were granted in the fiscal year ended December 31, 2025.

Name	Number of securities underlying unexercised warrants (#) exercisable	Number of securities underlying unexercised options (#) exercisable	Equity incentive plan awards: Number of securities underlying unexercised securities (#)	Exercise price ($)	Expiration or Vesting date (D-M-Y)
Roopinder (Roop) Mundi	—	—	—	—	—
Johann Christian (Chris) Grundling	—	—	—	—	—
Amanpreet Gill	—	—	—	—	—

Director Compensation

The following table provides information concerning the compensation of each director on the board of directors who did not serve as a named executive officer as of the year ended December 31, 2025. During the 2025 fiscal year, our directors received no compensation from the Company in the form of cash, equity award or otherwise.

Name and Principal Position	Year	Fees earned or paid in cash ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Chris Mackay(1)	2025	—	—	—	—	—
Paul Rivas(2)	2025	—	—	—	—	—
David Goertz(3)	2025	—	—	—	—	—
Nicholas Kadysh(4)	2025	—	—	—	—	—
Fabian Monaco(5)	2025	—	—	—	—	—

____________

(1)      Mr. Mackay resigned from the board of directors as of April 13, 2026.

(2)      Mr. Rivas resigned from the board of directors as of April 13, 2026.

(3)      Mr. Goertz joined the board of directors on April 20, 2026.

(4)      Mr. Kadysh joined the board of directors on April 20, 2026.

(5)      Mr. Monaco joined the board of directors on April 20, 2026.

Effective as of the closing date, and contingent upon the completion of this offering, the Company expects to grant each of, Mr. Mackay and Mr. Kadysh, 100,000 options which will be exercisable at the fair market value of our common stock on the closing date of this offering and vest 25% every six months. Effective as of the closing date, and contingent upon the completion of this offering, the Company expects to pay Mr. Goertz an annual cash retainer of C$20,000 for his services as director and chair of the audit committee.

2026 Equity Incentive Plan

We have adopted the Source Agriventures Inc. 2026 Equity Incentive Plan (the “2026 Plan”), which will become effective upon the completion of this offering. The 2026 Plan is intended to attract, retain and motivate employees, directors and consultants and to align their interests with those of our stockholders.

Administration

The 2026 Plan is administered by a committee of our board of directors or, in certain cases, our board of directors. The committee has broad authority to administer the plan, including the authority to:

–       select eligible participants;

–       determine the types and number of awards granted;

–       establish the terms and conditions of awards, including vesting and performance criteria;

–       interpret and construe the plan and award agreements; and

–       amend outstanding awards, subject to participant consent where required.

The committee may delegate limited authority to officers for grants to non-Section 16 participants.

Eligibility

Employees, consultants and non-employee directors of the Company and its affiliates are eligible to receive awards under the 2026 Plan. Incentive stock options may be granted only to employees.

Shares Available for Issuance

Subject to adjustment for certain corporate events, up to            shares of our Common Stock will be reserved for issuance under the 2026 Plan (the “Share Reserve”).

Share counting provisions include:

–       Shares underlying forfeited or expired awards generally become available again for issuance.

–       Shares used to pay an exercise price or satisfy tax withholding obligations, or not issued upon settlement of stock appreciation rights, do not return to the reserve.

–       Substitute awards granted in connection with acquisitions generally do not count against the Share Reserve.

The 2026 Plan also includes an annual limit on compensation for non-employee directors of $750,000 (or $1,500,000 in certain circumstances), measured based on grant date fair value.

Types of Awards

The 2026 Plan provides for a broad range of equity and cash-based incentives, including:

–       Stock options (incentive and non-qualified);

–       Stock appreciation rights (“SARs”);

–       Restricted stock and restricted stock units (“RSUs”);

–       Performance share awards;

–       Cash-based awards; and

–       Other equity-based awards.

Stock Options

Options are granted with an exercise price not less than 100% of the fair market value of our Common Stock on the grant date (subject to limited exceptions for substitute awards). Options generally expire no later than 10 years from the grant date (five years for certain 10% stockholders with respect to incentive stock options). The vesting of the stock options are determined by the committee and may be time- or performance-based.

SARs

SARs entitle the holder to receive the appreciation in value of a specified number of shares between the grant date and exercise date, payable in cash, stock or a combination thereof. SARs generally have a term of up to 10 years. The exercise price may not be less than fair market value on the grant date. SARs may be granted independently or in tandem with options.

Restricted Stock and RSUs

Restricted stock and RSUs may be subject to time-based and/or performance-based vesting conditions. Holders of restricted stock generally have voting and dividend rights, subject to forfeiture. RSUs generally do not carry voting rights prior to settlement. Awards may include deferral features (deferred stock units) and upon vesting, awards may be settled in shares of Common Stock, cash, or a combination thereof.

Performance Awards

Performance share awards and cash awards may be granted subject to the achievement of performance goals established by the committee over a specified performance period. The number of shares or amount earned depends on the level of achievement of such performance goals.

Change in Control

In the event of a change in control, the committee has discretion to:

–       accelerate vesting of awards;

–       cancel awards in exchange for cash or other consideration;

–       provide for assumption or substitution of awards; or

–       permit participants to exercise awards prior to the transaction.

The 2026 Plan does not mandate automatic acceleration (i.e., it is a discretionary, not “single-trigger,” structure unless otherwise provided in an award agreement).

Adjustments

The Committee will make appropriate adjustments to outstanding awards and the Share Reserve in the event of stock splits, dividends, reorganizations or similar transactions to preserve the intended economic value of awards.

Clawback and Forfeiture

Awards are subject to forfeiture and recoupment provisions, including for breach of restrictive covenants or misconduct; and any clawback policy adopted by the Company to comply with applicable law or stock exchange requirements.

Amendment and Termination

Our board of directors may amend or terminate the 2026 Plan at any time, subject to stockholder approval where required by applicable law or stock exchange rules. No amendment may materially impair a participant’s rights without their consent.

Principal Stockholders and Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of our Common Stock by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Common Stock;

•        each of our named executive officers;

•        each of our directors; and

•        all of our current executive officers and directors as a group.

The calculations in the table below are based on 20,788,000 shares of Common Stock issued and outstanding as of the date of this prospectus, and             shares of Common Stock issued and outstanding immediately after the completion of this offering, assuming the Underwriter does not exercise its over-allotment option. All of our stockholders who own our Common Stock have the same voting rights. The calculations exclude the shares issuable upon exercise of the Underwriter’s Warrants to be issued to the Underwriter upon the closing of this offering.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities.

The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering	After Offering (Assuming Underwriter’s Option is not exercised)	After Offering (Assuming Underwriter’s Option is exercised in full)
Directors, Director Nominees and Named Executive Officers
Roopinder (Roop) Mundi, Chief Executive Officer and Director(2)	500,000	2.41%
Johann Christian (Chris) Grundling, Chief Financial Officer	—	—
David Goertz, Director	—	—
Nicholas Kadysh, Director	—	—
Fabian Monaco, Director	—	—
All directors, director nominees and executive officers as a group (5 persons)	500,000	2.41%
5% Beneficial Holders
Grewal Capital Corp(3)	8,710,000	41.90%
Zeeshan Somji(4)	3,125,000	15.03%

____________

*        Less than one percent

Notes:

(1)      Unless otherwise noted, the business address of each of the following is 3064 Silver Sage Drive, Suite 150, Carson City, Nevada 89701, USA.

(2)      The number of shares beneficially owned includes 500,000 shares of Common Stock held by Roop Mundi’s spouse, Jasmine Grewal, which are deemed to be beneficially owned by Roop Mundi.

(3)      Varandeep Grewal is the founder, principal and beneficial owner of Grewal Capital Corp and has voting and investment control over the shares held by it. The address of Grewal Capital Corp is Suite #610 — 700 West Pender Street, Vancouver, British Columbia V6C 1G8, Canada. The number of shares beneficially owned includes 5,000,000 shares of Common Stock issued at $0.005 per share, pursuant to a private placement which closed on July 25, 2023, and 3,710,000 shares of Common Stock issued at $0.20 per share, pursuant to a private placement which closed on September 28, 2023.

(4)      The number of shares beneficially owned includes 3,125,000 shares of Common Stock issued at $0.20 per share, pursuant to a private placement which closed on September 28, 2023. The address of Zeeshan Somji is 1501 Eastern Avenue, North Vancouver BC V7L 3G2, Canada.

Certain Relationships and Related Party Transactions

The following is a summary of transactions since the Company’s incorporation on May 30, 2023, to which we have been a party in which the amount involved exceeded the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Private Placements

July 2023 Private Placement

On July 25, 2023, we entered into a private placement subscription agreement with Grewal Capital Corp for 5,000,000 shares of Common Stock, at a $0.005 per share, for a total subscription price of $25,000. Varandeep Grewal, who is a beneficial owner of more than 5% of the shares of Common Stock of the Company and who was the chief executive officer of the Company until October 28, 2024, is the founder, principal and beneficial owner of Grewal Capital Corp.

September 2023 Private Placement

On September 28, 2023, we entered into a private placement subscription agreement with Grewal Capital Corp. for 3,710,000 shares of Common Stock, at a $0.20 per share, for a total subscription price of $742,000. Varandeep Grewal, who is a beneficial owner of more than 5% of the shares of Common Stock of the Company and who was the chief executive officer of the Company until October 28, 2024, is the founder, principal and beneficial owner of Grewal Capital Corp.

Also on the same date, we entered into a private placement subscription agreement with Jasmine Grewal, the spouse of Roop Mundi, for 500,000 shares of Common Stock, at a $0.20 per share, for a total subscription price of $100,000.

Our Policy Regarding Related Party Transactions

In connection with this offering, we will adopt a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our voting securities, and any members of the immediate family of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee.

The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our Common Stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years will be presented to our audit committee for review, consideration and approval, subject to exceptions for certain transaction for which there is standing pre-approval as described in the policy, including for employment of executive officers and director compensation.

In approving or rejecting any such proposal, the audit committee shall take into account, among other factors it deems appropriate, (i) whether the transaction was undertaken in our ordinary course of business, (ii) whether the transaction was initiated by us, one or more of our subsidiaries, or the related person, (iii) whether the transaction is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party, (iv) the purpose of, and the potential benefits to us of, the transaction, (v) the approximate dollar value of the amount involved in the transaction, particularly as it relates to the related person, (vi) the related person’s interest in the transaction and (vii) any other information regarding the transaction or the related person that would be material to investors in light of the circumstances of the particular transaction.

Description of Capital Stock

The following is a summary of some of the terms of our securities based on our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each to be in effect prior to the completion of this offering. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Incorporation, our Bylaws, which will be filed as exhibits to the Registration Statement, as well as the Nevada Revised Statutes (“NRS”) and any other documents referenced in the summary and from which this summary is derived.

General

The following description summarizes important terms of our Common Stock, the rights of such stock, certain provisions of our Articles of Incorporation, our Bylaws and certain provisions of the NRS. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation, our Bylaws, and applicable provisions of the NRS.

Common Stock

We are authorized to issue up to a total of 2,000,000,000 shares of Common Stock with a par value of $0.001. Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders.

As of June 15, 2026, there were 20,788,000 shares of Common Stock outstanding.

Voting Rights

Holders of Common Stock are entitled to notice of any stockholders’ meeting. All voting rights are vested solely in the Common Stock. Holders of shares of Common Stock are entitled to vote upon the election of directors and upon any other matter submitted to the stockholders for a vote. Each share of Common Stock issued and outstanding is entitled to one vote.

Our Bylaws provide that the holders of at least thirty-three and one-third percent (33 1/3%) of the outstanding shares of Common Stock entitled to vote, present in person or represented by proxy, constitute a quorum for the transaction of business at a meeting of stockholders. When a quorum is present, the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy is sufficient to approve any matter submitted to stockholders, except where a different vote is required by applicable law or our Articles of Incorporation.

Any action that may be taken by the affirmative vote of stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the outstanding voting power, unless a greater vote is required by law or our Articles of Incorporation.

Distributions

Holders of Common Stock are entitled to distributions of the Corporation, subject to the provisions of the Articles of Incorporation, which may be declared by the board of directors at any regular or special meeting, pursuant to law. Distributions may be paid in cash, in property or in shares of Common Stock, subject to the provisions of the Articles of Incorporation.

Warrants

Underwriter’s Warrants

See the description of the warrants issuable to the underwriter upon the closing of this Offering set forth below under the heading “Underwriting — Underwriter Warrants” in this prospectus for more information.

Warrants

As of June 15, 2026, there were 265,300 warrants outstanding to purchase shares of Common Stock (the “Purchase Warrants”).

Each Purchase Warrant has an exercise price of $0.50 per warrant and a contractual life of 36 months. The Purchase Warrants expire on March 11, 2027.

The fair value of the warrants on issuance was determined to be $37,161.

Market Information

Prior to this offering, there has been no public market for our Common Stock as our Common Stock has not been listed on a stock exchange. We have applied to list our Common Stock on Nasdaq under the symbol “            ”. At this time, Nasdaq has not yet approved our application to list our Common Stock. It is a condition to the closing of this offering that our shares qualify for listing on a national securities exchange in the United States, and there is no guarantee or assurance that our Common Stock will be approved for listing on Nasdaq or other national securities exchange.

Trading of the Common Stock on Nasdaq is anticipated to commence following pricing of shares under the offering.

Stockholders

As of            , 2026, there were            stockholders of record of our Common Stock.

Dividend Policy

We have never paid any cash dividends on our Common Stock and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Odyssey Transfer and Trust Company, located at 860 Blue Gentian Rd, Suite 320, Eagan, Minnesota 55121. The transfer agent’s telephone number is (612) 482-5100.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

General.    Certain provisions of our Articles of Incorporation and our Bylaws could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Special Meetings of Stockholders.    Our Bylaws provide that special meetings of stockholders may only be called by the President or the Secretary by resolution of the board of directors or at the request in writing of stockholders holding a majority of the total issued and outstanding Common Stock of our Company entitled to vote.

Board Vacancies.    Any vacancy on our board of directors, howsoever resulting, may be filled by a majority vote of the directors then in office provided that such majority constitutes at least a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Removal of Directors.    Our Bylaws provide that any director, or the entire board of directors, may be removed from office at any time with or without cause only by the affirmative vote or written statement of the holders of at least two-thirds (66 2/3%) of the outstanding shares of Common Stock of the Company entitled to vote generally in the election of directors.

Nevada Statutory Provisions.

Our Articles of Incorporation include provisions electing that we not be governed by:

NRS 78.378 – 78.3793 (the “Acquisition of Controlling Interest” statutes); and

NRS 78.411 – 78.444 (the “Combinations with Interested Stockholders” statutes).

As a result, these Nevada statutory restrictions on certain voting rights and business combinations do not apply to us.

Limitation of Liability and Indemnification

Our Articles of Incorporation provide that, to the fullest extent permitted by Chapter 78 of the NRS, our directors and officers will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for intentional misconduct, fraud, a knowing violation of law, or the payment of unlawful distributions.

Our Articles of Incorporation and Bylaws also provide for mandatory indemnification and mandatory advancement of expenses to directors and officers to the fullest extent permitted under Nevada law, subject to the receipt of an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification. These provisions may discourage stockholders from bringing lawsuits against our directors and officers and may reduce the likelihood of derivative litigation.

Shares Eligible for Future Sale

Market sales of shares of our Common Stock after this offering, or the availability of such shares for sale, may adversely affect the market price of our Common Stock. Sales of substantial amounts of our Common Stock, or the perception that such sales could occur, could also impair our ability to raise capital through future offerings of equity securities. Upon completion of this offering and expiration of the applicable lock-up periods, all shares sold in this offering will be freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares of our Common Stock that are not being registered in this offering will be eligible for public resale from time to time in compliance with Rule 144 or other applicable exemptions.

Lock-Up Agreements

Our Company, officers, directors and substantially all of our company’s shareholders holding at least ten percent (10%) of the outstanding Common Stock have agreed, subject to certain exceptions, to a 6-month “lock-up” period after the closing of the IPO with respect to the Common Stock that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 6-months from the closing of the IPO, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Underwriter.

The Underwriter has no present intention to waive or shorten the lock-up or standstill period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of and demand for, our securities in general.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months would be entitled to sell those securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of Common Stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed 1% of the number of shares of Common Stock outstanding. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, officers, directors, consultants or advisors who purchases shares of our Common Stock from us in connection with a compensatory stock or option plan or other written agreement executed before the effective date of the Registration Statement under the Securities Act is entitled to resell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Stock pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the U.S. federal tax consequences of the purchase, ownership, and disposition of our Common Stock.

This discussion is limited to Non-U.S. Holders that purchase our Common Stock pursuant to this offering and that hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding our Common Stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers, or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•        persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        tax-qualified retirement plans; and

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES, ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As discussed in the section titled “Dividend Policy,” we do not anticipate declaring or paying any dividends on our Common Stock in the foreseeable future. However if we do make distributions of cash or property on our Common Stock, such distributions made will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Amounts not treated as dividends for US federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-US Holder’s adjusted tax basis in its Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the section titled “— Gain on disposition of our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). Such form must be provided prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds our Common Stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above, provided certain certification requirements are satisfied. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

See also the section titled “— Foreign accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our Common Stock

Subject to the discussions below under the sections titled “— Backup withholding and information reporting” and “— Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Common Stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States),

•        the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

•        our Common Stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation for U.S. federal income tax purposes.

Gain described in clause (i) above will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code, subject to an applicable income tax treaty providing otherwise. Gain described in clause (i) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual Non-U.S. Holder described in clause (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale (or such lower rate as may be specified by an applicable income tax treaty), which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to clause (iii) above, in general, we would be a “United States real property holding corporation” if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our worldwide real property and our other assets that are used or held for use in a trade or business. We believe that we currently are a “United States real property holding corporation” for U.S. federal income tax purposes. However, provided that our Common Stock is and continues to be “regularly traded on an established securities market” (within the meaning of the Treasury Regulations), only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the Common Stock, more than 5% of our Common Stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Common Stock as a result of our status as a “United States real property holding corporation”. If our Common Stock is not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of shares owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Common Stock (as described in the preceding paragraphs) and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such share as described above under “— Distributions”).

Non-U.S. Holders should consult their tax advisors regarding the U.S. tax consequences of the ownership and disposition of our Common Stock, including any applicable income tax treaty that may provide for different rules.

Backup withholding and information reporting

Payments of dividends on our Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Common Stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as specifically defined for purposes of FATCA), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as specifically defined for purposes of FATCA) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% tax on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Although the Code provides that FATCA withholding generally also will apply to payments of gross proceeds from the sale or other disposition of our Common Stock, proposed Treasury Regulations have been released that, if finalized in their present form, would eliminate the FATCA withholding of 30% applicable to gross proceeds from sales or other dispositions of our Common Stock (other than amounts treated as dividends). The preamble to the proposed Treasury Regulations states that taxpayers generally may rely on them until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential implications of FATCA on their investment in our Common Stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Underwriting

We will enter into an underwriting agreement with Aegis Capital Corp. as the underwriter (“Aegis” or the “Underwriter”), with respect to the shares being offered. Aegis is the sole book running manager and sole underwriter for this offering on a firm commitment basis. Subject to the terms and conditions of the underwriting agreement between us and the Underwriter, we will agree to sell to the Underwriter named below and the Underwriter will agree to purchase, at the public offering price less any underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Name of Underwriter	Number of Shares
Aegis Capital Corp.
Total

The Underwriter’s commitment to purchase all the shares of Common Stock offered by this prospectus is subject to the satisfaction of the conditions contained in the underwriting agreement including:

•        the representations and warranties made by us to the Underwriter are true;

•        there is no material change in our business or the financial markets; and

•        we deliver customary closing documents to the Underwriter.

The Underwriter is not obligated to purchase the shares of Common Stock covered by the Underwriter’s over-allotment option described below. The Underwriter is offering the shares of Common Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the Underwriter an option, exercisable for thirty (30) calendar days after the closing of the offering (or the next trading day if the last such day is not a trading day), one or more times in whole or in part, to purchase up to an additional            shares of Common Stock (representing 15.0% of the Common Stock sold in the offering) at a price per share equal to the public offering price less, underwriting discounts and commissions, solely to cover over-allotments, if any.

Discounts, Commissions and Expenses

The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriter. Such amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase additional shares.

	Per Share	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$
Non-accountable expense allowance (1.0%)(1)
Proceeds, before expenses, to us	$	$	$

____________

(1)      We have agreed to pay Aegis a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds of this offering.

We have also agreed to pay Aegis for certain accountable expenses related to this offering including, but not limited to, (a) all filing fees and expenses relating to the registration of the securities with the SEC; (b) all FINRA Public Offering filing fees; (c) all fees and expenses relating to the listing of the Company’s equity or equity-linked securities on a stock exchange; (d) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as Aegis may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be Aegis’s counsel) unless such filings are not required in connection with the Company’s proposed stock exchange listing; (e) any fees for counsel to lead investors in the offering; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as Aegis may reasonably designate; (g) the costs of all mailing and printing of the offering documents; (h) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to Aegis; (i) the fees and expenses of the Company’s accountants; and (j) $125,000 for reasonable legal fees and disbursements for Aegis’s counsel.

The Underwriter proposes to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the Underwriter may offer some of the shares to other securities dealers at such price less a concession of $            per share. After the initial offering, the public offering price and concession to dealers may be changed.

We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount and the non-accountable expense allowance, will be approximately $            .

Underwriter’s Warrants

In addition, we have agreed to issue warrants to the Underwriter (or its permitted assignees), upon the closing of the offering, warrants to purchase up to five percent (5.0%) of the aggregate number of shares of Common Stock sold in this offering (excluding the over-allotment option) (the “Underwriter’s Warrants”). The Underwriter’s Warrants will be exercisable at any time, and from time to time thereafter, in whole or in part, during the five (5) years period commencing on the commencement of sales in this offering, which period is in compliance with applicable FINRA rules. The Underwriter’s Warrants are exercisable at a per share price equal to $            per share, or 125% of the public offering price per share in this offering. The Underwriter’s Warrants will be exercisable on a cash basis, provided that if a registration statement registering the shares of Common Stock underlying the Underwriter’s Warrants is not effective, the Underwriter’s Warrants may be exercised on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1) of FINRA. The Underwriter (or permitted assignees under FINRA Rule 5110(e)(2)) may not exercise, sell, transfer, assign, pledge, or hypothecate the Underwriter’s Warrants, nor engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter’s Warrants for a period of 180 days from the date of commencement of sales of the offering, except as permitted by FINRA Rule 5110(e)(2). In addition, the Underwriter’s Warrants will provide for registration rights, including a one-time demand registration rights and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends, stock splits and recapitalizations, in each case consistent with FINRA Rules 5110. The number of shares of Common Stock underlying the Underwriter’s Warrants may be reduced by the Underwriter if necessary to comply with FINRA rules or regulations. We will bear all fees and expenses attendant to registering the shares issuable upon exercise of the Underwriter’s Warrants, other than underwriting commissions incurred and payable by the holders.

Lock-Up Agreements

In connection with the Offering, the Company’s directors, executive officers, employees and shareholders holding at least ten percent (10%) of the outstanding shares of Common Stock will enter into customary “lock-up” agreements in favor of the Underwriter for a period of six (6) months after the closing of the offering; provided, however, that any sales by parties to the lock-ups shall be subject to the lock-up agreements and provided further, that none of such Common Stock shall be saleable in the public market until the expiration of the lock-up period.

Company Standstill

In connection with the offering, without the prior written consent of Aegis, we will not, for a period of six (6) months after the closing of the offering (the “Standstill Period”), (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; or (c) enter into any agreement or announce the intention to effect any of the actions described in subsections (a) or (b) hereof (all of such matters, the “Standstill Restrictions”). So long as none of such equity securities shall be saleable in the public market until the expiration of the Standstill Period, the following matters shall not be prohibited by the Standstill Restrictions: (i) the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8; (ii) securities issued pursuant to agreements, options, restricted share units or convertible securities existing as of the date hereof provided the terms are not modified; and (iii) securities issued pursuant to acquisitions or strategic transactions (whether by merger, consolidation, purchase of equity, purchase of assets, reorganization or otherwise) approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the Standstill Period, and provided that any such issuance shall only be to a person or entity (or to the equityholders of an entity) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. In no event should any equity transaction during the Standstill Period result in the sale of equity at an offering price to the public less than that of the offering referred herein.

Right of First Refusal

We have granted Aegis (or any affiliate designated by Aegis) a right of first refusal, for a period beginning on the closing of this offering and ending eighteen (18) months after the commencement of sales in this offering, to act, (a) in the case of any financing or refinancing of indebtedness by us or any of our subsidiaries, as sole book-runner, sole manager, sole placement agent or sole agent, or (b) in the case of any public offering (including an at-the-market offering), private placement or other capital raising financing of equity, equity-linked or debt securities by us or any of our subsidiaries, as sole book-running manager, sole underwriter or sole placement agent.

Discretionary Accounts

The Underwriter does not intend to confirm sales of the shares of Common Stock to any accounts over which it has discretionary authority.

Indemnification

We have agreed to indemnify and hold harmless Aegis, its affiliates, each person controlling Aegis within the meaning of Section 15 of the Securities Act, and the directors, officers, agents and employees of the foregoing (each, an “Indemnified Person”) from and against any losses, claims, damages, judgments, costs and other liabilities, and to reimburse and advance all reasonable fees and expenses of counsel as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or any amendment or supplement thereto, or in any other offering or marketing materials approved by the Company (including road show or investor presentations), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by Aegis specifically for use therein.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our Common Stock. Specifically, the Underwriter may over-allot in connection with this offering by selling more shares and warrants than are set forth on the cover page of this prospectus. This creates a short position in our Common Stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Common Stock or warrants over-allotted by the Underwriter is not greater than the number of shares of Common Stock or warrants that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock or warrants involved is greater than the number of shares of Common Stock or warrants in the over-allotment option. To close out a short position, the Underwriter may elect to exercise all or part of the over-allotment option. The Underwriter may also elect to stabilize the price of our Common Stock or reduce any short position by bidding for, and purchasing, Common Stock in the open market. Since the warrants will not be listed and are not expected to trade, the Underwriter cannot purchase the warrants in the open market and, as a result, the Underwriter cannot and will not enter into naked short positions.

The Underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, shares of our Common Stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Common Stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

In connection with this offering, the Underwriter and selling group members, if any, or their affiliates may engage in passive market making transactions in our Common Stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•        a passive market maker may not effect transactions or display bids for our Common Stock in excess of the highest independent bid price by persons who are not passive market makers;

•        net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our Common Stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•        passive market making bids must be identified as such.

Determination of Public Offering Price

The public offering price for our Common Stock will be determined by negotiations among us and the Underwriter. Among the factors to be considered in determining the public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. Neither we nor the Underwriter can assure investors that an active trading market will develop for our Common Stock, or that our Common Stock will trade in the public market at or above the public offering price. We have applied for listing of our Common Stock on Nasdaq under the symbol “            ”. No assurance can be given that our application will be approved.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter, or by its affiliates. The Underwriter may agree to allocate a number of share of Common Stock to other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this prospectus or the Registration Statement, has not been approved and/or endorsed by us or the Underwriter in their capacity as underwriter, and should not be relied upon by investors.

Listings

Prior to this offering, there has been no public market for our Common Stock as our Common Stock has not been listed on a stock exchange. We have applied to list our Common Stock on Nasdaq under the symbol “            ”. At this time, Nasdaq has not yet approved our application to list our Common Stock. It is a condition to the closing of this offering that our Common Stock qualify for listing on a national securities exchange in the United States, and there is no guarantee or assurance that our Common Stock will be approved for listing on Nasdaq or other national securities exchange.

Trading of the Common Stock on Nasdaq is anticipated to commence following pricing of Common Stock under the offering.

Other Relationships

From time to time, the Underwriter and/or its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

In addition, in the ordinary course of its business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Regulation (EU) 2017/1129 (the “Prospectus Regulation”) (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•        to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel.    This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.

United Kingdom.    The Underwriter has represented and agreed that:

•        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland.    The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia.    No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands.    No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan.    The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong.    The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance

(Cap. 571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Experts

Our current auditors are MNP LLP, independent registered public accounting firm, with a business address at Suite 2000, 112-4th Avenue SW, Calgary, Alberta, Canada T2P 0H3. MNP LLP is registered with the U.S. Public Company Accounting Oversight Board. MNP LLP has been our auditor since 2024.

Our balance sheets as at December 31, 2025 and 2024, the related statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and notes to those consolidated financial statements included in this prospectus have been audited by MNP LLP to the extent and for the periods set forth in its report appearing elsewhere in the prospectus, and are included (with the consent of MNP LLP) in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Legal Matters

An opinion on the validity of the shares of our Common Stock being offered pursuant to this Registration Statement will be provided by Cozen O’Connor LLP, Vancouver, Canada. Certain legal matters will be passed upon for the Underwriter, Aegis Capital Corp., by Kaufman & Canoles, P.C., Richmond, Virginia.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus was employed on a contingent basis, owns an amount of shares in the Company or its subsidiaries which is material to that expert or counsel, or has a material, direct or indirect economic interest in the Company or that depends on the success of this offering.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Common Stock being offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information in the Registration Statement and its exhibits. For further information with respect to us and the Common Stock offered by this prospectus, we refer you to the Registration Statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this Registration Statement, over the internet at the SEC’s website at www.sec.gov. Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.sourceagriventures.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the Registration Statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our Common Stock.

Source Agriventures Inc

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024

(Expressed in U.S. Dollars)

Unaudited Consolidated Financial Statements for the three months ended March 31, 2026 and 2025

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Source Agriventures Inc. (formerly Source Agriculture Corp.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Source Agriventures Inc. (formerly Source Agriculture Corp.) (the “Company”) as of December 31, 2025, and December 31, 2024 and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2025 and December 31, 2024, and the related notes and schedules (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and December 31, 2024 and the results of its operations and its cash flows for each of the years ended December 31, 2025 and December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
We have served as the Company’s auditor since 2024
Calgary, Canada February 27, 2026

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Balance Sheets
(Expressed in US dollars)

As at:	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$1,849,453	$2,328,527
Accounts receivable, net	—	9,510
Prepaid expenses	1,314	2,213
Deferred financing and listing cost	223,106	—
Total current assets	2,073,873	2,340,250

Non-current assets
Investments	477,741	199,991
Equipment	6,200	7,846
Land, at cost	2,746,551	2,746,551
Total assets	$5,304,365	$5,294,638

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$186,454	$41,838
Deferred rental income	17,447	11,834
Total liabilities	203,901	53,672

Commitments and contingencies (Note 9)

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 2,000,000,000 shares authorized; 20,788,000 and 20,703,000 issued and outstanding as at December 31, 2025 and December 31, 2024, respectively	20,788	20,703
Additional paid-in capital	5,406,195	5,369,254
Accumulated deficit	(326,519)	(148,991)
Total stockholders’ equity	5,100,464	5,240,966
Total liabilities and stockholders’ equity	$5,304,365	$5,294,638

Subsequent events (Note 11)

APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 27, 2026:

(Signed) Roop Mundi	(Signed) Paul Rivas
Director	Director

The accompanying notes are an integral part of these financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Statements of Operations and Comprehensive Loss
(Expressed in US dollars except share amounts)

	Year ended December 31, 2025	Year ended December 31, 2024
REVENUES
Rental income	$75,878	$59,171

OPERATING EXPENSES
Depreciation	1,646	385
General and administrative	108,050	143,987
Legal and accounting	183,516	91,105
Property operating expenses	16,621	10,076
TOTAL OPERATING EXPENSES	309,833	245,553

OTHER INCOME (EXPENSE)
Interest income	28,584	82,404
Unrealized gain on investments	27,750	—
Exchange gain (loss)	93	(366)
Net loss for before taxes	(177,528)	(104,344)
Income taxes	—	—
Net loss and comprehensive loss	(177,528)	(104,344)

Total loss per common share – basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding – basic and diluted	20,742,123	19,349,497

The accompanying notes are an integral part of these financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Statements of Stockholders’ Equity
(Expressed in US dollars except share amounts)

	Common Stock			Accumulated Deficit $	Total Stockholders’ Equity $
	Number of Common Shares #	Par Value $	Additional Paid-in Capital $
Balance, December 31, 2023	13,225,000	13,225	1,773,775	(44,647)	1,742,353
Issuance of common stock, net of issuance costs	7,478,000	7,478	3,595,479	—	3,602,957
Net loss and comprehensive loss	—	—	—	(104,344)	(104,344)
Balance, December 31, 2024	20,703,000	20,703	5,369,254	(148,991)	5,240,966
Issuance of common stock, net of issuance costs	85,000	85	36,941	—	37,026
Net loss and comprehensive loss	—	—	—	(177,528)	(177,528)
Balance, December 31, 2025	20,788,000	20,788	5,406,195	(326,519)	5,100,464

The accompanying notes are an integral part of these financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Statements of Cash Flows
(Expressed in US dollars)

	Year ended December 31, 2025	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(177,528)	$(104,344)
Non-cash items:
Depreciation	1,646	385
Unrealized gain on investments	(27,750)	—

Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable, net	9,510	(9,510)
Prepaid expenses	899	(2,213)
Accounts payable and accrued liabilities	84,892	22,506
Deferred rental income	5,613	11,834
Net cash used in operating activities	(102,718)	(81,342)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	—	(8,231)
Purchase of land	—	(2,746,551)
Purchase of investments in securities	(250,000)	(199,991)
Net cash used by investing activities	(250,000)	(2,954,773)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	42,701	3,739,000
Share issuance costs	(5,675)	(136,043)
Deferred financing costs	(163,382)	—
Net cash (used in) provided by financing activities	(126,356)	3,602,957

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(479,074)	566,842

CASH AND CASH EQUIVALENTS – Beginning of year	2,328,527	1,761,685
CASH AND CASH EQUIVALENTS – End of year	$1,849,453	$2,328,527

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest received in cash	38,094	72,894
Payment of income taxes	$—	$4,751

The accompanying notes are an integral part of these financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Source Agriventures Inc. (formerly “Source Agriculture Corp.”) (the “Company”), incorporated under the Nevada Business Corporation Act on May 30, 2023, is an agriculture land acquisition and agtech development company specializing in the agriculture and agri-tech sectors. The Company collaborates with companies that are developing sustainable solutions to address the challenges of modern agriculture. The Company is committed to supporting technologies that improve the efficiency, productivity, and environmental footprint of farming worldwide. The head office of the Company is located at 540 5th Avenue SW, Suite 1410, Calgary, Alberta T2P 0M2, and the registered and records office of the Company is located at 3064 Silver Sage DR STE 150, Carson City, Nevada, United States, 89701.

In August 2025, the Company changed its name from Source Agriculture Corp. to Source Agriventures Inc. to reflect the Company’s evolution into a modern agriculture leader investing in renewable energy projects, revolutionary agtech, and the future of sustainable farming.

The financial statements were approved and authorized for issuance on February 27, 2026 by the board of directors of the Company.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

a)      Basis of Presentation

The financial statements of the Company have been prepared in accordance with rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) and are expressed in U.S. dollars.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

b)      Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to revenue recognition, the collectability of receivables, classification and measurement of investments, useful lives and recoverability of long-lived assets, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

c)      Foreign Currency Translation

The Company’s functional and reporting currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and items recorded in income arising from transactions denominated in foreign currencies are

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

translated at rates of exchange in effect at the date of the transaction. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.

d)      Reportable Segments and Geographic Areas

The Company’s operations consist of one reportable segment. The Chief Executive Officer has been identified as the Chief Operating Decision Maker (“CODM”). The Company’s activities are interrelated, and each activity is dependent upon and supportive of the other. The CODM manages business activities using information for the Company as a whole. Accordingly, all significant operating decisions are based on analysis of a single business. As a result, no disaggregated segment information is presented. The majority of the Company’s operations are conducted from and its assets are located in the United States.

e)      Cash and cash equivalents

The Company considers short-term deposits and other investments with original maturities of three months or less to be cash equivalents.

f)      Investments in private companies

The Company has elected to account for investments in equity securities without readily determinable fair values at cost minus impairment, if any, as permitted under ASC 321 “Investments — Equity Securities”. However, if the Company identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, the Company shall measure the investment in equity security at fair value as of the date that the observable transaction occurred.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether each equity investment without readily determinable fair value is impaired. Impairment indicators include, but are not limited to, the following:

i)       A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;

ii)      A significant adverse change in the regulatory, economic, or technological environment of the investee;

iii)    A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates;

iv)     A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment;

v)      Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

If an equity security without a readily determinable fair value is deemed to be impaired based on the qualitative factors, the Company will estimate the fair value of the investment to determine the amount of the impairment loss, if any.

g)      Rental income

Revenue consists of rental income from an operating lease with its tenant. Ownership of the leased property remains with the Company at the end of the lease-term, and the term of the lease is not a major part of the asset’s economic remaining life. As such, the Company accounts for its lease with its tenant as an operating lease.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The total amount of contractual rent to be received is recognized on a straight-line basis over the lease term. Rental payments received in advance of the revenue recognized is presented as deferred rental income in the balance sheet.

h)      Land and impairment considerations

Land comprises farmland and is measured at cost including acquisition costs. Acquisition costs include transfer taxes, professional fees for legal services, acquisition fees and initial leasing commissions to bring the property to the condition necessary for it to be capable of operating.

The Company evaluates its land assets for impairment indicators whenever events such as declines in a property’s operating performance, deteriorating market conditions or environmental or legal concerns bring recoverability of the carrying value of one or more assets into question. If such events are present, the Company projects the total undiscounted cash flows of the asset, including proceeds from disposition, and compares them to the net book value of the asset. If this evaluation indicates that the carrying value may not be recoverable, an impairment loss is recorded in earnings equal to the amount by which the carrying value exceeds the estimated fair value of the asset. There were no indicators of impairment during the year ended December 31, 2024.

i)       Financial Instruments and Fair value Measurements

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815 “Derivatives and Hedging”.

ASC 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, and accounts payable and accrued liabilities. Except for cash and cash equivalents and investments, the Company’s financial instruments’ carrying amounts, excluding unamortized discounts, approximate their fair values due

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

to their short term to maturity. Cash and cash equivalents are measured and recognized at fair value based on level 1 inputs for all periods presented. The Company’s investments in equity securities are measured at cost less impairment until the fair value becomes readily determinable.

j)      Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Income Taxes”. The asset and liability method provides that deferred income tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial reporting and taxes basis of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that it believes more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income tax planning, strategies and results of recent operations. If the Company determines that such deferred tax assets will be recognized in the future in excess of the net recorded amount then the deferred tax asset valuation will be adjusted which would reduce the provision for income taxes. Significant judgments and estimates are required in the determination of the income tax expense. As of December 31, 2025 and 2024, the Company did not have any amounts recorded pertaining to tax assets or liabilities as the Company has incurred losses since inception and has taken a full valuation allowance against its tax loss carry forwards.

The Company records uncertain tax provisions in accordance with ASC 740 based on a two-step process whereby (1) a determination is made about whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

As of December 31, 2025 and 2024, the Company did not have any amounts recorded pertaining to uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in office and administrative expense. The Company did not incur any penalties or interest during the years ended December 31, 2025 and 2024.

k)      Concentration of Credit Risk

Cash and cash equivalents and receivables are the only financial instruments that are potentially subject to credit risk. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. Receivables relate to interest earned on short-term deposits with the same financial institution as cash and cash equivalents.

l)       Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, regulatory environment, other risks associated with financing, liquidity requirements, limited operating history, foreign currency exchange rates and the volatility of public and private markets.

m)    Basic and Diluted Loss per Share

The Company computes net loss per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential shares of common stock outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potential shares if their effect is anti-dilutive.

The Company’s warrants outstanding during the years ended December 31, 2025 and 2024, are considered potential common shares that could dilute earnings per share, but were not included in the diluted loss per share computation because their effect was antidilutive for the periods presented. As a result, there is no difference between the computation of basic and diluted loss per shares for the periods presented.

n)      Share Capital

The Company allocates proceeds from common share issuances first to Common Stock at their par value of $0.001. Residual proceeds, net of issue costs, are allocated to additional paid-in capital.

o)      Recently Issued Accounting Standards

The Company assesses the adoption impacts of recently issued, but not yet effective, accounting standards by the Financial Accounting Standards Board on the Company’s financial statements.

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Among other things, these amendments require that public business entities on an annual basis (i) disclose specific categories in the rate reconciliation, and (ii) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments require that all entities disclose on an annual basis (i) the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes, (ii) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received), (iii) income (loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and (iv) income tax expense (benefit) from continuing operations disaggregated by federal, state, and foreign. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. This update did not have a significant impact on the financial statement disclosures.

The FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40) in November 2024. The purpose of the ASU is to improve the disclosures about an entity’s expenses and to address requests from investors for more transparent information about certain types of expenses (including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion) included within expense captions presented on the face of the income statement (such as cost of sales, SG&A, and research and development). The new standard requires these disclosures to be presented in tabular format within the notes to the financial statements and does not change the requirements for the presentation of expenses on the face of the income statement. The ASU is effective for public business entities for annual periods beginning after December 15, 2026. The Company is in the process of assessing the effect of this update on the financial statement disclosures.

NOTE 3 — CASH AND CASH EQUIVALENTS

There were no cash equivalents held as at December 31, 2025. As at December 31, 2024, the Company had cash equivalents of $1,900,000 invested in a short-term deposit earning interest at a rate of 4.35%, with a maturity date of January 19, 2025.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 4 — LAND, AT COST

On March 21, 2024, the Company purchased agricultural land (“Sinkosky Farm”) situated in Macon County, Illinois, USA for a total cost of $2,746,551 (includes commission and directly attributable acquisition cost of $14,159).

There were no indicators of impairment identified as of and during the years ended December 31, 2025 and 2024. The land continues to be carried at cost in accordance with ASC 360, Property, Plant and Equipment.

NOTE 5 — INVESTMENTS

	SwineTech (i)	Ascribe Bioscience (ii)	Hydrosat (iii)	Total
	$	$	$	$
Balance, December 31, 2023	—	—	—	—
Additions	99,991	100,000	—	199,991
Balance, December 31, 2024	99,991	100,000	—	199,991
Additions	—	—	250,000	250,000
Fair value gain on investments	—	—	27,750	27,750
Balance, December 31, 2025	99,991	100,000	277,750	477,741

____________

(i)      On November 14, 2024, the Company entered into a preferred stock purchase agreement with SwineTech Inc., a private company and the creator of PigFlow, a transformative workforce and swine management platform. In accordance with ASC 321, the Company has elected to account for the investment at cost minus impairment until its fair value becomes readily determinable.

(ii)     On November 20, 2024, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with Ascribe Bioscience Inc., a private company dedicated to developing sustainable crop protection solutions. During the year ended December 31, 2025, Ascribe Bioscience completed a Series A Preferred Stock financing, which triggered the conversion of the SAFE into Series A Preferred Stock. The financing confirmed the value of the Company’s investment to be $100,000 and no gain or loss were recorded on conversion. In accordance with ASC 321, the Company has elected to account for the investment at cost minus impairment until its fair value becomes readily determinable.

(iii)    On February 25, 2025, the Company entered into a SAFE with Hydrosat, Inc., providing for an aggregate investment amount of up to $250,000. The Company initially funded $150,000 under the SAFE. On June 11, 2025, the Company funded the remaining $100,000 under the SAFE.

On August 15, 2025, Hydrosat Inc. completed a Series B Preferred Stock financing, which triggered the conversion of the SAFE into Series B Preferred Stock. The new round established a market price of approximately $37.60 per share. Accordingly, the investment was remeasured resulting in a gain of $27,750.

No impairment losses were recognized during the years ended December 31, 2025 and 2024, and all investments are classified as long-term assets.

NOTE 6 — EQUITY

Common stock

Authorized

As at December 31, 2025, authorized common stock of the Company consists of 2,000,000,000 common shares with a $0.001 par value.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 6 — EQUITY (cont.)

Issued and outstanding

As at December 31, 2025, 20,788,000 common shares were issued and outstanding (December 31, 2024 – 20,703,000).

Transactions for the year ended December 31, 2025

On July 14, 2025, the Company closed a private placement of 85,000 common shares at C$0.72 per share (approximately $0.50) for gross proceeds of approximately $42,700. $85 was allocated to common stock and the remaining $42,616 to additional paid-in capital. Share-issuance costs totaling $5,675 were incurred for this placement.

Transactions for the year ended December 31, 2024

On January 22, 2024, the Company issued 22,000 common shares at $0.50 for gross proceeds of $11,000. $22 was allocated to common stock while the remaining $10,978 was allocated to additional paid-in capital.

On January 24, 2024, the Company issued 500,000 common shares at $0.50 for gross proceeds of $250,000. $500 was allocated to common stock while the remaining $249,500 was allocated to additional paid-in capital.

On March 11, 2024, the Company issued 6,956,000 common shares at $0.50 for gross proceeds of $3,478,000. $6,956 was allocated to Common stock while the remaining $3,471,044 was allocated to additional paid-in capital.

Pursuant to the above, the Company incurred $136,043 in cash share issuance costs which was included in additional paid-in capital and granted 265,300 finder’s warrants valued at $37,161.

Warrants

A continuity of the Company’s outstanding share purchase warrants for the year ended December 31 is presented below:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2023	—	$—
Issued	265,300	0.50
Outstanding, December 31, 2024 and 2025	265,300	$0.50

At December 31, 2025, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
265,300	$0.50	March 11, 2027

As at December 31, 2025, the weighted average remaining contractual life of outstanding warrants is 1.19 years.

During the year ended December 31, 2024, in connection with a private placement, the Company issued 265,300 finder’s warrants with an exercise price of $0.50 per warrant and a contractual life of 36 months. The fair value of the warrants on issuance was determined to be $37,161.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 6 — EQUITY (cont.)

The fair values for finder’s warrants granted during the year ended December 31, 2024 have been estimated using the Black-Scholes option pricing model using the following assumptions:

March 11, 2024
Risk-free interest rate	4.26%
Expected life (years)	3
Expected volatility	33.68%
Dividend yield	0%

NOTE 7 — OPERATING LEASE

Effective March 1, 2024, the Company entered into an operating lease with a tenant on its Sinkosky Farm. The lease has a three-year term, expiring on February 28, 2027. Base rent amounts to $71,005 per year and is due in advance on or before March 1 each year.

Effective September 6, 2024, the Company entered into an operating lease with a renewable energy company wanting to install wind turbines and wind turbine infrastructure on the Sinkosky Farm. The Company received a signing bonus of $5,560 payable on execution of the lease. During the development period, which ends on September 9, 2031, the Company is entitled to annual rent starting with $2,383 in the first year, escalating annually by approximately 6%, to $3,336 in the 7th year. The agreement includes provisions for additional rent should the tenant elect to install a temporary or permanent meteorological tower. In addition, should the tenant move forward with construction and operation, the Company will be entitled to construction payments and additional annual rent during the operations term. Construction payments and operations term rent is largely driven by the number of turbines and megawatts of capacity installed on the property. The initial operations term shall commence on the generation commencement date and continue until the end of the 30th full calendar year occurring thereafter. The tenant shall have the right to extend the operations term for two consecutive periods of ten years immediately following the expiration of the initial operations term.

As at December 31, 2025, the Company had $17,447 (December 31, 2024 – $11,834) in deferred rental income for rental income received in advance.

Future minimum lease payments under the non-cancellable operating leases for each of the next 5 years and thereafter are as follows:

$
2026	73,706
2027	2,859
2028	3,018
2029	3,177
2030	3,336

NOTE 8 — RELATED PARTY TRANSACTIONS

As at December 31, 2025, accounts payable and accrued liabilities included $20,524 (December 31, 2024 – $9,715) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2025, the Company incurred $55,771 (2024 – $6,362) in salaries and management consulting fees to officers of the Company.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in US dollars)

NOTE 9 — COMMITMENTS AND CONTINGENCIES

There were no commitments or contingencies as of December 31, 2025 and 2024.

NOTE 10 — INCOME TAXES

The reconciliation of the combined U.S. federal and state statutory income tax rate of 28.51% (2024: 21%) to the effective tax rate is as follows:

	December 31, 2025		December 31, 2024
	%	$	%	$
Net loss before taxes		(177,528)		(104,344)
Expected income tax recovery	28.51	(50,604)	21.00	(21,912)
Non-deductible expenses	—	—	(1.82)	1,895
Change in tax benefits not recognized	(28.51)	50,604	(19.18)	20,017
Total income tax expense	—	—	—	—

Deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets (liabilities) as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
	$	$
Deferred tax assets (liabilities):
Deferred revenues	—	2,485
Pre-organization cost	3,141	3,472
Losses carried forward	91,089	18,206
Investments	(7,910)	—
Other	(923)	(426)
Net deferred tax assets	85,397	23,737
Valuation allowance	(85,397)	(23,737)
Net deferred tax assets, net of valuation allowance	—	—

The Company has net operating loss carry forwards of approximately $320,000 which may be carried forward indefinitely. Deferred tax assets have not been recognized because it is not probable that future taxable income will be available against which the Company can utilize the benefits therefrom.

NOTE 11 — SUBSEQUENT EVENTS

In accordance with ASC 855-10, Company management has performed an evaluation of subsequent events through the date that the financial statements were issued, noting no items which would impact the accounting for events or transactions in the current period or require additional disclosure.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Condensed Interim Balance Sheets
(Unaudited — Expressed in US dollars)

As at:	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash	$1,771,065	$1,849,453
Prepaid expenses	4,147	1,314
Deferred financing and listing cost	261,860	223,106
Total current assets	2,037,072	2,073,873

Non-current assets
Investments	477,741	477,741
Equipment	5,794	6,200
Land, at cost	2,746,551	2,746,551
Total assets	$5,267,158	$5,304,365

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$159,250	$186,454
Deferred rental income	69,788	17,447
Total liabilities	229,038	203,901

Commitments and contingencies (Note 8)

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 2,000,000,000 shares authorized; 20,788,000 issued and outstanding as at March 31, 2026 and December 31, 2025	20,788	20,788
Additional paid-in capital	5,406,195	5,406,195
Accumulated deficit	(388,863)	(326,519)
Total stockholders’ equity	5,038,120	5,100,464
Total liabilities and stockholders’ equity	$5,267,158	$5,304,365

Subsequent events (Note 9)

APPROVED BY THE BOARD OF DIRECTORS ON JUNE 15, 2026:

The accompanying notes are an integral part of these condensed interim financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Condensed Interim Statements of Operations and Comprehensive Loss
(Unaudited — Expressed in US dollars except share amounts)

	Three months ended March 31, 2026	Three months ended March 31, 2025
REVENUES
Rental income	$18,665	$17,751

OPERATING EXPENSES
Depreciation	406	406
General and administrative	16,074	12,207
Legal and accounting	60,237	23,214
Property operating expenses	3,339	5,416
TOTAL OPERATING EXPENSES	80,056	41,243

OTHER INCOME (EXPENSE)
Interest income	172	16,510
Exchange loss	(1,125)	(474)
Net loss before taxes	(62,344)	(7,456)
Income taxes	—	—
Net loss and comprehensive loss	(62,344)	(7,456)

Total loss per common share – basic and diluted	$(0.00)	$(0.00)

Weighted average number of common shares outstanding – basic and diluted	20,788,000	20,703,000

The accompanying notes are an integral part of these condensed interim financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Condensed Interim Statements of Stockholders’ Equity
(Unaudited — Expressed in US dollars except share amounts)

	Common Stock			Obligation to issue shares $	Accumulated Deficit $	Total Stockholders’ Equity $
	Number of Common Shares #	Par Value $	Additional Paid-in Capital $
Balance, December 31, 2024	20,703,000	20,703	5,369,254	—	(148,991)	5,240,966
Subscriptions received	—	—	—	39,575	—	39,575
Net loss and comprehensive loss	—	—	—	—	(7,456)	(7,456)
Balance, March 31, 2025	20,703,000	20,703	5,369,254	39,575	(156,447)	5,273,085

Balance, December 31, 2025	20,788,000	20,788	5,406,195	—	(326,519)	5,100,464
Net loss and comprehensive loss	—	—	—	—	(62,344)	(62,344)
Balance, March 31, 2026	20,788,000	20,788	5,406,195	—	(388,863)	5,038,120

The accompanying notes are an integral part of these condensed interim financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Condensed Interim Statements of Cash Flows
(Unaudited — Expressed in US dollars)

	Three months ended March 31, 2026	Three months ended March 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(62,344)	$(7,456)
Non-cash items:
Depreciation	406	406

Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable, net	—	(2,574)
Prepaid expenses	(2,833)	(2,595)
Accounts payable and accrued liabilities	(32,290)	(3,606)
Deferred rental income	52,341	53,254
Net cash (used in) provided by operating activities	(44,720)	37,429

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments in securities	—	(150,000)
Net cash used by investing activities	—	(150,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Subscription proceeds received	—	39,575
Deferred financing costs	(33,668)	(440)
Net cash (used in) provided by financing activities	(33,668)	39,135

NET DECREASE IN CASH AND CASH EQUIVALENTS	(78,388)	(73,436)

CASH AND CASH EQUIVALENTS – Beginning of period	1,849,453	2,328,527
CASH AND CASH EQUIVALENTS – End of period	$1,771,065	$2,255,091

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest received in cash	$172	$13,813

The accompanying notes are an integral part of these condensed interim financial statements

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Source Agriventures Inc. (formerly “Source Agriculture Corp.”) (the “Company”), incorporated under the Nevada Business Corporation Act on May 30, 2023, is an agriculture land acquisition and agtech development company specializing in the agriculture and agri-tech sectors. The Company collaborates with companies that are developing sustainable solutions to address the challenges of modern agriculture. The Company is committed to supporting technologies that improve the efficiency, productivity, and environmental footprint of farming worldwide. The head office of the Company is located at 540 5th Avenue SW, Suite 1410, Calgary, Alberta T2P 0M2, and the registered and records office of the Company is located at 3064 Silver Sage DR STE 150, Carson City, Nevada, United States, 89701.

In August 2025, the Company changed its name from Source Agriculture Corp. to Source Agriventures Inc. to reflect the Company’s evolution into a modern agriculture leader investing in renewable energy projects, revolutionary agtech, and the future of sustainable farming.

The condensed interim financial statements were approved and authorized for issuance on June 15, 2026 by the board of directors of the Company.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

a)      Basis of Presentation

These condensed interim financial statements have been prepared in accordance with rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and are expressed in United States dollars. Accordingly, the condensed interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, we have included all adjustments considered necessary for a fair presentation and such adjustments are of a normal recurring nature. These condensed interim financial statements should be read in conjunction with the financial statements for the years ended December 31, 2025, and 2024. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2026.

b)      Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to revenue recognition, the collectability of receivables, classification and measurement of investments, useful lives and recoverability of long-lived assets, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

c)      Foreign Currency Translation

The Company’s functional and reporting currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

d)      Recently Issued Accounting Standards

The Company assesses the adoption impacts of recently issued, but not yet effective, accounting standards by the Financial Accounting Standards Board on the Company’s financial statements.

The FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40) in November 2024. The purpose of the ASU is to improve the disclosures about an entity’s expenses and to address requests from investors for more transparent information about certain types of expenses (including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion) included within expense captions presented on the face of the income statement (such as cost of sales, SG&A, and research and development). The new standard requires these disclosures to be presented in tabular format within the notes to the financial statements and does not change the requirements for the presentation of expenses on the face of the income statement. The ASU is effective for public business entities for annual periods beginning after December 15, 2026. The Company is in the process of assessing the effect of this update on the financial statement disclosures.

NOTE 3 — LAND, AT COST

On March 21, 2024, the Company purchased agricultural land (“Sinkosky Farm”) situated in Macon County, Illinois, USA for a total cost of $2,746,551 (includes commission and directly attributable acquisition cost of $14,159).

No additions or disposals occurred during the three months ended March 31, 2026, and there were no indicators of impairment identified as of that date. The land continues to be carried at cost in accordance with ASC 360, Property, Plant and Equipment.

NOTE 4 — INVESTMENTS

	SwineTech (i)	Ascribe Bioscience (ii)	Hydrosat (iii)	Total
	$	$	$	$
Balance, December 31, 2024	99,991	100,000	—	199,991
Additions	—	—	250,000	250,000
Fair value gain on investments	—	—	27,750	27,750
Balance, December 31, 2025 and March 31, 2026	99,991	100,000	277,750	477,741

____________

(i)      On November 14, 2024, the Company entered into a preferred stock purchase agreement with SwineTech Inc., a private company and the creator of PigFlow, a transformative workforce and swine management platform. In accordance with ASC 321, the Company has elected to account for the investment at cost minus impairment until its fair value becomes readily determinable.

(ii)     On November 20, 2024, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with Ascribe Bioscience Inc., a private company dedicated to developing sustainable crop protection solutions. During the year ended December 31, 2025, Ascribe Bioscience completed a Series A Preferred Stock financing, which triggered the conversion of the SAFE into Series A Preferred Stock. The financing confirmed the value of the Company’s investment to be $100,000 and no gain or loss was recorded on conversion. In accordance with ASC 321, the Company has elected to account for the investment at cost minus impairment until its fair value becomes readily determinable.

(iii)    On February 25, 2025, the Company entered into a SAFE with Hydrosat, Inc., providing for an aggregate investment amount of up to $250,000. The Company initially funded $150,000 under the SAFE. On June 11, 2025, the Company funded the remaining $100,000 under the SAFE.

On August 15, 2025, Hydrosat Inc. completed a Series B Preferred Stock financing, which triggered the conversion of the SAFE into Series B Preferred Stock. The new round established a market price of approximately $37.60 per share. Accordingly, the investment was remeasured resulting in a gain of $27,750.

No impairment losses were recognized during the three month period ended March 31, 2026 (2025 - $Nil), and all investments are classified as long-term assets.

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements

NOTE 5 — EQUITY

Common stock

Authorized

As at March 31, 2026 and December 31, 2025, authorized common stock of the Company consists of 2,000,000,000 common shares with a $0.001 par value.

Issued and outstanding

As at March 31, 2026, 20,788,000 common shares were issued and outstanding (December 31, 2025 – 20,788,000).

There were no shares issued during the three months ended March 31, 2026 and 2025.

Warrants

At March 31, 2026 and December 31, 2025, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
265,300	$0.50	March 11, 2027

As at March 31, 2026, the weighted average remaining contractual life of outstanding warrants is 0.95 years.

NOTE 6 — OPERATING LEASE

Effective March 1, 2024, the Company entered into an operating lease with a tenant on its Sinkosky Farm. The lease has a three-year term, expiring on February 28, 2027. Base rent amounts to $71,005 per year and is due in advance on or before March 1 each year.

Effective September 9, 2024, the Company entered into an operating lease with a renewable energy company wanting to install wind turbines and wind turbine infrastructure on the Sinkosky Farm. The Company received a signing bonus of $5,560 payable on execution of the lease. During the development period, which ends on September 9, 2031, the Company is entitled to annual rent starting with $2,383 in the first year, escalating annually by approximately 6%, to $3,336 in the 7th year. The agreement includes provisions for additional rent should the tenant elect to install a temporary or permanent meteorological tower. In addition, should the tenant move forward with construction and operation, the Company will be entitled to construction payments and additional annual rent during the operations term. Construction payments and operations term rent is largely driven by the number of turbines and megawatts of capacity installed on the property. The initial operations term shall commence on the generation commencement date and continue until the end of the 30th full calendar year occurring thereafter. The tenant shall have the right to extend the operations term for two consecutive periods of ten years immediately following the expiration of the initial operations term.

As at March 31, 2026, the Company had $69,788 (December 31, 2025 - $17,447) in deferred rental income for rental income received in advance.

Future minimum lease payments under the non-cancellable operating leases for each of the next 5 years and thereafter are as follows:

$
2026	2,701
2027	2,859
2028	3,018
2029	3,177
2030	3,336

SOURCE AGRIVENTURES INC.
(formerly SOURCE AGRICULTURE CORP.)
Notes to the Financial Statements

NOTE 7 — RELATED PARTY TRANSACTIONS

As at March 31, 2026, accounts payable and accrued liabilities included $21,636 (December 31, 2025 - $20,524) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2026, the Company incurred $16,449 (2025 - $7,280) in salaries and management consulting fees to officers of the Company.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

There were no commitments or contingencies as of March 31, 2026 and December 31, 2025 or during the periods then ended.

NOTE 9 — SUBSEQUENT EVENTS

In accordance with ASC 855-10 management has performed an evaluation of subsequent events through the date that the financial statements were issued, noting no items which would impact the accounting for events or transactions in the current period or require additional disclosure.

SOURCE AGRIVENTURES INC.

Common Stock

____________________

PRELIMINARY PROSPECTUS

____________________

Sole Book-Running Manager

AEGIS CAPITAL CORP.

Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the registration of the securities being registered hereby. All such expenses are estimated except for the SEC registration fee.

SEC registration fees	$	*
FINRA filing fees	$	*
Nasdaq Listing Fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous expenses	$	*
Total	$	*

____________

*        To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Source Agriventures Inc.’s Articles of Incorporation and Bylaws provide for the mandatory indemnification of a present or former director or officer to the fullest extent permitted by Nevada law, against all expense, liability and loss reasonably incurred or suffered by the officer or director in connection with any action against such officer or director.

Our Articles of Incorporation and Bylaws further provide for the mandatory advancement of expenses incurred by directors and officers in defending any such action or proceeding, subject to receipt of an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification.

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she:

Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company plans to enter into an underwriting agreement in connection with this offering that provides that the underwriter is obligated, under some circumstances, to indemnify the Company’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities sold by the Registrant since the Company’s incorporation on May 30, 2023, the offer and sale of which were not registered under the Securities Act:

1.      On July 25, 2023, the Registrant issued 5,000,000 shares at $0.005 per share for a total gross proceeds of $25,000 as part of the founder’s financing.

2.      On September 28, 2023, the Registrant issued 7,835,000 shares at $0.20 per share for a total gross proceeds of $1,567,000 as part of the $0.20 financing.

3.      On December 28, 2023, the Registrant issued 390,000 shares at $0.50 per share for total gross proceeds of $195,000 as part of the $0.50 financing.

4.      On January 22, 2024, the Registrant issued 22,000 shares at $0.50 per share for total gross proceeds of $11,000 as part of the $0.50 financing.

5.      On January 24, 2024, the Registrant issued 500,000 shares at $0.50 per share for total gross proceeds of $250,000 as part of the $0.50 financing.

6.      On March 11, 2024, the Registrant issued 6,956,000 shares at $0.50 per share for total proceeds of $3,478,000 as part of the $0.50 financing. In connection with the issuance, the Registrant issued 265,300 finder’s warrants with an exercise price of $0.50 per warrant and a contractual life of 36 months. The fair value of the warrants on issuance was determined to be $37,161.

7.      On July 14, 2025, the Registrant issued 85,000 shares at $0.50 per share for total gross proceeds of $44,759 as part of the C$0.72 financing.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder). The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1+**	Articles of Incorporation, as currently in effect
3.2+**	Bylaws, as currently in effect
3.3**	Certificate of Amendment, as currently in effect
3.4*	Amended and Restated Articles of Incorporation, to be in effect immediately prior to the completion of this offering
3.5*	Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering
4.1*	Form of Underwriter Warrant (included in Exhibit 1.1)
4.2+**	Common Stock Purchase Warrant
5.1*	Opinion of Cozen O’Connor LLP
10.1*#	Source Agriventures Inc. 2026 Equity Incentive Plan
10.2+**	Contract to Purchase Agricultural Land by and between Tony Sinkosky, Cindy Cooper, and Timothy Sinkosky and Source Agriculture Corp.
10.3+**	Master Farm Management Agreement by and between Source Agriculture Corp. and Murray Wise Associates LLC dated March 11, 2024
10.4+†**	Farm Lease Agreement by and between Source Agriculture Corp., Murray Wise Associates LLC, as agent, and Holmes Farms dated March 25, 2024
10.5+**	Lease and Easement Agreement by and between Source Agriculture Corp. and RWE Clean Energy Development LLC, dated September 6, 2024
10.6+#**	Consulting Agreement with Roop Mundi dated April 1, 2025
10.7#**	Employment Agreement with Chris Grundling dated December 1, 2024
10.8*#	Amendment to the Consulting Agreement with Roop Mundi
21.1**	List of Subsidiaries
23.1*	Consent of MNP, LLP
23.2*	Consent of Cozen O’Connor LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
107*	Filing Fee Table

____________

*        To be filed by amendment.

**      Previously filed.

+        Confidential portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K.

†        Pursuant to Item 601(a)(5) of Regulation S-K, certain exhibits and schedules to this agreement have been omitted. We hereby agree to furnish supplementally to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits and/or schedules.

#        Indicates management contract or compensatory plan.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of ______________, State of ___________________, on _____________________, 2026.

Source Agriventures Inc.
By:
Roopinder Mundi
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roopinder Mundi and Johann Christian Grundling, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any Registration Statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
	Chief Executive Officer and Director	, 2026
Roopinder Mundi	(Principal Executive Officer)
	Chief Financial Officer	, 2026
Johann Christian Grundling	(Principal Financial and Accounting Officer)
	Director	, 2026
David Goertz
	Director	, 2026
Nicholas Kadysh
	Director	, 2026
Fabian Monaco